Exhibit 99.11

Execution Version

BUSINESS COMBINATION AGREEMENT

 between

ENERGY FUELS INC.

- and -

TITAN URANIUM INC.

December 5, 2011

BUSINESS COMBINATION AGREEMENT

THIS AGREEMENT is made as of December 5, 2011

BETWEEN

ENERGY FUELS INC., a corporation existing under the Business
Corporations Act (Ontario)

(“EFI”)

AND

TITAN URANIUM INC., a corporation existing under the Canada
Business Corporations Act

(“Titan”)

WHEREAS:

A.

The respective boards of directors of EFI and Titan have approved the combination of EFI and Titan pursuant to a Plan of Arrangement providing for, among other things, the acquisition by EFI of all of the issued and outstanding common shares of Titan;

B.	The Parties intend to carry out the proposed acquisition by way of a Plan of Arrangement under the provisions of the Canada Business Corporations Act; and

C.

The board of directors of Titan has determined that the Plan of Arrangement is in the best interests of Titan, is fair to the shareholders of Titan and has recommended that the shareholders of Titan vote in favour of the Arrangement.

NOW THEREFORE IN CONSIDERATION of the mutual covenants and agreements herein contained and other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), THE PARTIES AGREE AS FOLLOWS:

ARTICLE 1- DEFINITIONS, INTERPRETATION AND SCHEDULES

1.1	Definitions

In this Agreement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)	“$” means Canadian dollars;

(b)	“Acquisition Proposal” shall have the meaning ascribed to such term in Section 1 of Schedule F;

S-1

(c)	“Agreement” means this Business Combination Agreement, together with the schedules attached hereto, as amended, amended and restated or supplemented from time to time;

(d)

“Arrangement” means an arrangement under the provisions of Section 192 of the CBCA on the terms and conditions set forth in the Plan of Arrangement, subject to any amendment, variation or supplement thereto (i) made in accordance with ARTICLE 6 of the Plan of Arrangement or (ii) made at the direction of the Court in the Final Order and with the consent of EFI and Titan, each acting reasonably, or (iii) otherwise made in accordance with Section 7.1;

(e)

“Bridge Loan” means the secured bridge loan or loans to be made by EFI to Titan of up to US$1,500,000 bearing an annual interest rate of 5% to be secured against the Sheep Mountain Project of Titan and used for work done on the Sheep Mountain Project;

(f)	“Business Day” means any day, other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Vancouver, British Columbia;

(g)	“Canadian Asset Sale” means the potential sale of Titan’s Canadian assets including projects located in the Athabasca Basin, Thelon Basin and Cypress Hills to a third party;

(h)	“Canadian GAAP” means accounting principles generally accepted in Canada including, where applicable, IFRS;

(i)	“CBCA” means the Canada Business Corporations Act;

(j)	“Change in Recommendation” shall have the meaning ascribed to such term in Section 2(b)(iv) of Schedule F;

(k)	“Code” means the United States Internal Revenue Code of 1986, as amended;

(l)

“Completion Deadline” means the date by which the transactions contemplated by this Agreement are to be completed, which date shall be March 1, 2012, or such other date that may be agreed to by the Parties;

(m)	“Confidentiality Agreement” means the confidentiality agreement dated as of April 4, 2011 between EFI and Titan;

(n)	“Court” in the context of Article 2 means the Supreme Court of British Columbia;

(o)	“Depositary” means such trust company, bank or financial institution that may be agreed to by the Parties;

(p)	“Dissent Rights” means the rights of dissent in respect of the Arrangement, as described in the Plan of Arrangement;

(q)	“Effective Date” means the Effective Date as defined in the Plan of Arrangement;

(r)	“Effective Time” means the Effective Time as defined in the Plan of Arrangement;

(s)	“EFI Common Shares” means common shares in the capital of EFI as constituted on the date hereof;

(t)

“EFI Disclosure Memorandum” means the memorandum dated the date hereof delivered by EFI to Titan, as amended or supplemented from time to time in accordance with Section 3.3, with respect to certain matters in this Agreement;

(u)	“EFI Entity” means any one of EFI and the EFI Material Subsidiaries, and “EFI Entities” means EFI and the EFI Material Subsidiaries, collectively;

(v)	“EFI Financial Statements” shall have the meaning ascribed to such term in Section 3.1(l) of this Agreement;

(w)

“EFI Material Subsidiaries” means Energy Fuels Resource Corporation, a corporation incorporated under the laws of Colorado and Magnum Uranium Corp. a corporation incorporated under the laws of British Columbia;

(x)	“EFI Meeting” shall have the meaning ascribed to such term in Section 1(d) of Schedule B;

(y)	“EFI Option Plan” means the stock option plan of EFI ratified by EFI Shareholders on March 10, 2010;

(z)	“EFI Options” shall mean the issued and outstanding options to acquire EFI Common Shares issued pursuant to the EFI Option Plan;

(aa)	“EFI Properties” means the properties held by EFI relating to projects located in Colorado, Utah, Arizona, Wyoming, New Mexico and Saskatchewan, as described in the EFI Public Disclosure Documents;

(bb)	“EFI Proxy Circular” shall have the meaning ascribed to such term in Section 1(d) of Schedule B;

(cc)	“EFI Public Disclosure Documents” shall have the meaning ascribed to such term in Section 3.1(w) of this Agreement;

(dd)	“EFI Resolution” shall have the meaning ascribed to such term in Section 1(d) of Schedule B;

(ee)

“EFI Shareholder Approval” means the approval by ordinary resolution of the EFI Shareholders at the EFI Meeting of the acquisition of Titan by EFI pursuant to and in accordance with this Agreement and the Plan of Arrangement;

(ff)	“EFI Shareholders” means at any time the holders of EFI Common Shares;

(gg)	“EFI Support Agreements” means the support agreements entered into by Titan with Dundee Resources Limited, Pinetree Capital Ltd. and each of the directors and officers of EFI;

(hh)	“EFI Warrants” shall have the meaning ascribed to such term in Section 3.1(b);

(ii)

“Encumbrance” means any mortgage, pledge, assignment, charge, lien, claim, security interest, adverse interest, other third person interest or encumbrance of any kind, whether contingent or absolute, and any agreement, option, right or privilege (whether by law, contract or otherwise) capable of becoming any of the foregoing;

(jj)

“Environmental Approvals” means all permits, certificates, licences, authorizations, consents, instructions, registrations, directions, orders, filings or approvals issued or required by any Governmental Entity pursuant to any Environmental Law;

(kk)

“Environmental Laws” means all applicable Laws, including applicable common law, relating to the protection of the environment and employee and public health and safety, and includes Environmental Approvals;

(ll)

“Final Order” means the order of the Court pursuant to Subsection 192(4)(e) of the CBCA approving the Arrangement in a form acceptable to the Parties, as such order may be amended at any time prior to the Effective Date with the consent of the Parties, acting reasonably, or if appealed, then unless such appeal is withdrawn or denied, as affirmed or as amended on appeal;

(mm)	“FSE” means the Frankfurt Stock Exchange;

(nn)

“Governmental Entity” means any applicable (i) multinational, federal, provincial, territorial, state, regional, municipal, local or other government, governmental or public department, central bank, court, tribunal, arbitral body, commission, board, bureau or agency, whether domestic or foreign, (ii) any subdivision, agency, commission, board or authority of any of the foregoing, or (iii) any quasi-governmental or private body exercising any regulatory, expropriation or taxing authority under or for the account of any of the foregoing;

(oo)

“Hazardous Substance” means any chemical, material or substance in any form, whether solid, liquid, gaseous, semisolid or any combination thereof, whether waste material, raw material, finished product, intermediate product, by-product or any other material or article, that is listed or regulated under any Environmental Laws as a hazardous substance, toxic substance, waste or contaminant or is otherwise listed or regulated under any Environmental Laws because it poses a hazard to human health or the environment, including petroleum products, asbestos, PCBs, urea formaldehyde foam insulation and lead-containing paints or coatings;

(pp)	“IFRS” means International Financial Reporting Standards, a system of accounting;

(qq)

“Interim Order” means the interim order of the Court in a form acceptable to the Parties providing for, among other things, the calling and holding of the Titan Meeting, as the same may be amended by the Court with the consent of the Parties, acting reasonably;

(rr)

“Laws” means all applicable Canadian and U.S. laws, by-laws, rules, regulations, orders, ordinances, protocols, codes, guidelines, instruments, policies, notices, directions and judgments or other requirements of any Governmental Entity;

(ss)

“Liability” of any person shall mean and include: (i) any right against such person to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured; (ii) any right against such person to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such right to any equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured; and (iii) any obligation of such person for the performance of any covenant or agreement (whether for the payment of money or otherwise);

(tt)	“LOI” means the letter of intent signed by EFI and Titan dated October 24, 2011 as amended by amending letters dated November 10, 2011 and November 18, 2011;

(uu)

“Material Adverse Effect” means, in respect of any Party, an effect that is material and adverse to the business, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), obligation, capitalization, condition (financial or otherwise), operations or results of operations of that Party and its material joint ventures taken as a whole, other than any change, effect, event or occurrence:

	(i)	relating to the U.S., Canadian or global economy, political conditions or securities markets in general;

	(ii)	affecting the worldwide uranium mining industries in general;

	(iii)	relating to a change in the market trading price of publicly traded securities of that Party, either:

		A.	related to this Agreement and the Arrangement or the announcement thereof, or

		B.	primarily resulting from a change, effect, event or occurrence excluded from this definition of Material Adverse Effect under clauses (i), (ii), (iv), (v), (vi) or (vii) hereof;

	(iv)	relating to any of the principal markets served by that Party's business generally or shortages or price changes with respect to raw materials or other products used or sold by that Party;

	(v)	relating to the rate at which Canadian dollars can be exchanged for United States dollars or vice versa;

(vi)

relating to any generally applicable change in applicable laws or regulations (other than orders, judgments or decrees against that Party and/or any of its Subsidiaries and material joint ventures) or in Canadian GAAP; or

	(vii)	attributable to the announcement or pendancy of this Agreement or the Arrangement, or otherwise contemplated by or resulting from the terms of this Agreement,

provided, however, that such effect referred to in clauses (i), (ii), (iv) or (vi) above does not primarily relate only to (or have the effect of primarily relating only to) that Party and its material joint ventures, taken as a whole, or disproportionately adversely affect that Party and its material joint ventures taken as a whole, compared to other companies of similar size operating in the industry in which that Party and its material joint ventures operate;

(vv)	“Non-Terminating Party” shall have the meaning ascribed to such term in Section 8 of Schedule F;

(ww)	“Party” means either of EFI or Titan and “Parties” means both of them;

(xx)

“Pinetree Bridge Loan” means the loan or loans made by Pinetree Resource Partnership or an Affiliate thereof to Titan in the principal amount of up to $1,000,000, of which $500,000 was advanced pursuant to the loan agreement dated October 27, 2011 between Titan and Pinetree Resource Partnership;

(yy)	“Plan of Arrangement” means the Plan of Arrangement set forth in Schedule A hereto;

(zz)

“Release” means any release, spill, leak, discharge, abandonment, disposal, pumping, pouring, emitting, emptying, injecting, leaching, dumping, depositing, dispersing, passive migration, allowing to escape or migrate into or through the environment (including ambient air, surface water, ground water, land surface and subsurface strata or within any building, structure, facility or fixture) of any Hazardous Substance, including the abandonment or discarding of Hazardous Substances in barrels, drums, tanks or other containers, regardless of when discovered;

(aaa)

“Remedial Action” means any investigation, feasibility study, monitoring, testing, sampling, removal (including removal of underground storage tanks), restoration, clean- up, remediation, closure, site restoration, remedial response or remedial work;

(bbb)	“Section 3(a)10 Exemption” has the meaning ascribed to such term in Section 2.8 of this Agreement;

(ccc)	“Securities Authorities” means the Ontario Securities Commission and the other securities regulatory authorities in the provinces of British Columbia, Alberta, Saskatchewan and Manitoba, collectively;

(ddd)	“SEDAR” means the System for Electronic Document Analysis and Retrieval;

(eee)	“Share Exchange Ratio” means 0.68 of an EFI Common Share for each Titan Common Share;

(fff)

“Sheep Mountain Project” means the mining claims and state mining leases comprising the Sheep Mountain uranium exploration property located in Fremont County, Wyoming, that is wholly owned, directly or indirectly, by Titan;

(ggg)

“Subsidiary” means, with respect to a specified body corporate, any body corporate of which the specified body corporate is entitled to elect a majority of the directors thereof and shall include any body corporate, partnership, joint venture or other entity over which such specified body corporate exercises direction or control or which is in a like relation to such a body corporate, excluding any body corporate in respect of which such direction or control is not exercised by the specified body corporate as a result of any existing contract, agreement or commitment;

(hhh)	“Superior Proposal” shall have the meaning ascribed to such term in Section 1(d) of Schedule F;

(iii)	“Superior Proposal Notice” shall have the meaning ascribed to such term in Section 5(c) of Schedule F;

(jjj)

“Tax” and “Taxes” means all taxes, assessments, charges, dues, duties, rates, fees, imposts, levies and similar charges of any kind lawfully levied, assessed or imposed by any Governmental Entity, including all income taxes (including any tax on or based upon net income, gross income, income as specially defined, earnings, profits or selected items of income, earnings or profits) and all capital taxes, gross receipts taxes, environmental taxes, sales taxes, use taxes, ad valorem taxes, value added taxes, transfer taxes (including, without limitation, taxes relating to the transfer of interests in real property or entities holding interests therein), franchise taxes, licence taxes, withholding taxes, payroll taxes, employment taxes, Canada Pension Plan premiums, excise, severance, social security, workers' compensation, employment insurance or compensation taxes or premium, stamp taxes, occupation taxes, premium taxes, property taxes, windfall profits taxes, alternative or add-on minimum taxes, goods and services tax, customs duties or other taxes, fees, imports, assessments or charges of any kind whatsoever, together with any interest and any penalties or additional amounts imposed by any Governmental Entity;

(kkk)	“Tax Act” means the Income Tax Act (Canada), as amended and the regulations thereunder, as amended;

(lll)

“Tax Returns” means all returns, schedules, elections, declarations, reports, information returns, notices, forms, statements and other documents made, prepared or filed with any Governmental Entity or required to be made, prepared or filed with any Governmental Entity relating to Taxes;

(mmm)	“Terminating Party” shall have the meaning ascribed to such term in Section 8 of Schedule F;

(nnn)	“Titan Common Shares” means common shares in the capital of Titan as constituted on the date hereof;

(ooo)

“Titan Disclosure Memorandum” means the memorandum dated the date hereof delivered by Titan to EFI, as amended or supplemented from time to time in accordance with Section 3.3, with respect to certain matters in this Agreement;

(ppp)	“Titan Financial Statements” shall have the meaning ascribed to such term in Section 3.2(l) of this Agreement;

(qqq)	“Titan Entity” means any one of Titan and the Titan Material Subsidiaries, and “Titan Entities” means Titan and the Titan Material Subsidiaries, collectively;

(rrr)	“Titan Material Subsidiaries” means Titan Uranium USA Inc., a corporation incorporated under the laws of Nevada, and Uranium Power Corp., a corporation incorporated under the laws of British Columbia;

(sss)	“Titan Meeting” shall have the meaning ascribed to such term in Section 2(c) of Schedule B;

(ttt)	“Titan Nominees” shall mean three individuals nominated by Titan, and approved by EFI, acting reasonably, prior to the Effective Date;

(uuu)	“Titan Options” shall have the meaning ascribed to such term in Section 3.2(b) of this Agreement;

(vvv)	“Titan Option Plan” means the amended and restated stock option plan of Titan dated January 25, 2011;

(www)	“Titan Optionholders” means, at any time, the holders of Titan Options outstanding at that time;

(xxx)

“Titan Properties” means all of the mineral properties held by Titan, including without limitation those property interests relating to the Sheep Mountain project located in Fremont County, Wyoming, the Athabasca Basin and Thelon Basin projects in Saskatchewan, the Green River South project in Emery County, Utah and the South Fork project located in Cypress Hills, Saskatchewan, as described in the Titan Public Disclosure Documents;

(yyy)	“Titan Proxy Circular” shall have the meaning ascribed to that term in Section 2(c) of Schedule B;

(zzz)	“Titan Public Disclosure Documents” shall have the meaning given to such term in Section 3.2(w) of this Agreement;

(aaaa)	“Titan Resolution” shall have the meaning ascribed to such term in Section 2(c) of Schedule B;

(bbbb)	“Titan Shareholder Approval” shall have the meaning ascribed to such term in Section 2.3(a)(ii) hereof;

(cccc)	“Titan Shareholders” means, at any time, the holders of Titan Common Shares outstanding at that time;

(dddd)	“Titan Support Agreements” means the support agreements entered into by EFI with each of Pinetree Capital Ltd., Mega Uranium Ltd., and each of the directors and officers of Titan;

(eeee)	“Titan Warrants” shall have the meaning ascribed to such term in Section 3.2(b) of this Agreement;

(ffff)	“Titan Warrantholders” means, at any time, the holders of Titan Warrants outstanding at that time;

(gggg)	“TSX” means the Toronto Stock Exchange;

(hhhh)	“TSX-V” means the TSX Venture Exchange;

(iiii)

“U.S. Securities Laws” means all applicable U.S. federal and state securities laws and regulations, including, without limitation, the 1933 Act and the 1934 Act and the rules and regulations promulgated from time to time thereunder.

(jjjj)	“1933 Act” means the Securities Act of 1933, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder;

(kkkk)	“1934 Act” means the Securities Exchange Act of 1934, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder; and

(llll)	“1940 Act” means the Investment Company Act of 1940, as amended, of the United States of America, and the rules and regulations promulgated from time to time thereunder.

1.2	Interpretation Not Affected by Headings

The division of this Agreement into articles, sections, subsections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement. The terms “this Agreement”, “hereof”, “herein”, “hereto”, “hereunder” and similar expressions refer to this Agreement and the schedules attached hereto and not to any particular article, section or other portion hereof and include any agreement, schedule or instrument supplementary or ancillary hereto or thereto.

1.3	Number, Gender and Persons

In this Agreement, unless the context otherwise requires, words importing the singular only shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter, and the word person and all words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any Governmental Entity, political subdivision or instrumentality thereof) and any other entity of any kind or nature whatsoever.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder by either Party is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day.

1.5	Statutory References

Any reference in this Agreement to a statute includes all regulations and rules made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6	Currency

Unless otherwise stated, all references in this Agreement to amounts of money are expressed in lawful money of Canada.

1.7	Invalidity of Provisions

Each of the provisions contained in this Agreement is distinct and severable and a declaration of invalidity or unenforceability of any such provision or part thereof by a court of competent jurisdiction shall not affect the validity or enforceability of any other provision hereof. To the extent permitted by applicable Law, the Parties waive any provision of Law that renders any provision of this Agreement or any part thereof invalid or unenforceable in any respect. The Parties will engage in good faith negotiations to replace any provision hereof or any part thereof that is declared invalid or unenforceable with a valid and enforceable provision or part thereof, the economic effect of which approximates as much as possible the invalid or unenforceable provision or part thereof that it replaces.

1.8	Accounting Matters

Unless otherwise stated, all accounting terms used in this Agreement shall have the meanings attributable thereto under Canadian GAAP and all determinations of an accounting nature required to be made hereunder shall be made in a manner consistent with Canadian GAAP.

1.9	Knowledge

Where the phrases “to the knowledge of EFI” or “to EFI's knowledge” or “to the knowledge of Titan” or “to Titan's knowledge” are used: (i) in respect of EFI, and Titan, such phrase shall mean, in respect of each representation and warranty or other statement which is qualified by such phrase, that such representation and warranty or other statement is being made based upon: (A) in the case of EFI, the collective actual knowledge (after reasonable enquiry of those who ought to know) of the President and Chief Executive Officer and the Chief Financial Officer; and (B) in the case of Titan, the collective actual knowledge (after reasonable enquiry of those who ought to know) of the President and Chief Executive Officer and the Chief Financial Officer.

1.10	Meaning of Certain Phrase

In this Agreement the phrase “in the ordinary and regular course of business” shall mean and refer to those activities that are normally conducted by corporations engaged in the exploration for precious and base metals and in the construction and operation of precious and base metal mines.

1.11	Schedules

The following schedules are attached to, and are deemed to be incorporated into and form part of, this Agreement:

Schedule	Matter

A	Plan of Arrangement
B	Covenants
C	Mutual Conditions Precedent
D	Conditions to Obligations of EFI
E	Conditions to Obligations of Titan
F	Covenants Relating to Non-Solicitation and Break Fee

ARTICLE 2- THE ARRANGEMENT

2.1	Arrangement

At the Effective Time, the Plan of Arrangement shall become effective, with the result that, among other things, EFI will become the holder of all of the issued and outstanding Titan Common Shares with Titan becoming a wholly-owned Subsidiary of EFI and EFI shall issue EFI Common Shares to the Titan Shareholders on the basis of the Share Exchange Ratio, all as set forth in, and subject to the terms of, the Plan of Arrangement.

2.2	Consultation

Other than with respect to a press release by either Party announcing the termination of this Agreement in accordance with Section 6.2 of this Agreement and provided the other Party has been notified, EFI and Titan will consult with each other in issuing any press release or otherwise making any public statement with respect to this Agreement or the Arrangement and in making any filing with any Governmental Entity, Securities Authority or stock exchange with respect thereto. Each of EFI and Titan shall use its commercially reasonable best efforts to enable each of the other of them to review and comment on all such press releases and filings prior to the release or filing, respectively, thereof.

2.3	Interim Order

	(a)	Titan shall, as soon as reasonably practicable, apply to the Court pursuant to Subsection 192(3) of the CBCA for the Interim Order, which application shall request that the Interim Order provide:

		(i)	for the class of persons to whom notice is to be provided in respect of the Arrangement and the Titan Meeting and for the manner in which such notice is to be provided;

(ii)

that the requisite approval for the Titan Resolution shall be 66 2/3 % of the votes cast on the Titan Resolution by the holders of Titan Common Shares present in person or by proxy at the Titan Meeting (the “Titan Shareholder Approval”);

		(iii)	that in all other respects, the terms, conditions and restrictions of the Titan constating documents, including quorum requirements and other matters, shall apply in respect of the Titan Meeting;

		(iv)	for the grant of Dissent Rights to the holders of Titan Common Shares;

		(v)	for notice requirements with respect to the presentation of the application to the Court for the Final Order;

		(vi)	that the Titan Meeting may be adjourned from time to time by management of Titan without the need for additional approval of the Court;

		(vii)	that the record date for Titan Shareholders entitled to notice of and to vote at the Titan Meeting will not change in respect of any adjournment(s) of the Titan Meeting;

		(viii)	notice to EFI of the Titan Meeting and the right of the representatives of EFI to attend such meeting;

(ix)

that the Plan of Arrangement may be amended as contemplated herein and in accordance with Section 7.1 without notice to or approval of any Titan Shareholders except as required by Section 7.1 or the Interim Order; and

		(x)	any further provisions specified in Section 2.9.

(b)

The application and motion materials, including affidavit materials, draft orders and any amendments thereto for the Applications referred to in this Section shall be in a form satisfactory to EFI and Titan, acting reasonably.

2.4	Final Order

If the Interim Order is obtained and Titan Shareholder Approval is obtained as provided for in the Interim Order and EFI Shareholder Approval is obtained, then subject to the terms of this Agreement, Titan shall apply to the Court for the Final Order and shall diligently pursue such Application. The application and motion materials, including affidavit materials, draft orders and any amendments thereto for the Applications referred to in this Section shall be in a form satisfactory to EFI and Titan, acting reasonably.

2.5	Proxy Circulars

(a)

EFI shall prepare and file the EFI Proxy Circular, together with any other documents required by applicable Laws, in all jurisdictions where the EFI Proxy Circular is required to be filed, and mail the EFI Proxy Circular as soon as practicable, but in any event within the prescribed time in order to hold the EFI Meeting and in accordance with all applicable Laws, in and to all jurisdictions where the EFI Proxy Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof and in the form and containing the information required by all applicable Laws, including all applicable securities requirements, and not containing any material misrepresentation (as defined under applicable securities Laws) with respect thereto, other than with respect to any information relating to or provided by Titan. If, at any time prior to the Effective Date, EFI becomes aware that the EFI Proxy Circular contains a material misrepresentation, EFI shall promptly prepare a supplement or amendment to the EFI Proxy Circular that corrects the misrepresentation, and will cause the same to be distributed to EFI Shareholders and filed in each jurisdiction where such supplement or amendment is required to be filed by applicable Laws. If, at any time prior to the Effective Date, Titan becomes aware that information relating to or provided by Titan contains a material misrepresentation, Titan shall immediately advise EFI and EFI shall promptly prepare a supplement or amendment to the EFI Proxy Circular that corrects the misrepresentation, and will cause the same to be distributed to EFI Shareholders and filed in each jurisdiction where such supplement or amendment is required to be filed by applicable Laws.

(b)

Titan shall prepare and file the Titan Proxy Circular, together with any other documents required by applicable Laws, in all jurisdictions where the Titan Proxy Circular is required to be filed, and mail the Titan Proxy Circular as soon as practicable, but in any event within the prescribed time in order to hold the Titan Meeting and as ordered by the Interim Order, and in accordance with all applicable Laws, in and to all jurisdictions where the Titan Proxy Circular is required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof and in the form and containing the information required by all applicable Laws, including all applicable securities requirements, and not containing any material misrepresentation (as defined under applicable securities Laws) with respect thereto, other than with respect to any information relating to or provided by EFI. If, at any time prior to the Effective Date, Titan becomes aware that the Titan Proxy Circular contains a material misrepresentation, Titan shall promptly prepare a supplement or amendment to the Titan Proxy Circular that corrects the misrepresentation, and will cause the same to be distributed to Titan Shareholders and filed in each jurisdiction where such supplement or amendment is required to be filed by applicable Laws. If, at any time prior to the Effective Date, EFI becomes aware that information relating to or provided by EFI contains a material misrepresentation, EFI shall immediately advise Titan and Titan shall promptly prepare a supplement or amendment to the Titan Proxy Circular that corrects the misrepresentation, and will cause the same to be distributed to Titan Shareholders and filed in each jurisdiction where such supplement or amendment is required to be filed by applicable Laws.

2.6	Effecting the Arrangement

Subject to the rights of termination contained in Section 6.2 hereof, upon the Titan Shareholders providing Titan Shareholder Approval in accordance with the Interim Order, the EFI Shareholders providing EFI Shareholder Approval at the EFI Meeting, the Final Order being issued and satisfaction or waiver of the conditions precedent set forth in Schedules C, D and E, the Final Order shall be filed jointly by the Parties with the applicable government registrar together with such other documents as may be required to effect the Arrangement and from and after the Effective Time, the Plan of Arrangement shall have all of the effects contemplated by law, including the CBCA.

2.7	U.S. Tax Matters

The Arrangement is intended to qualify as a reorganization within the meaning of Section 368(a) of the Code and this Agreement is intended to be a “plan of reorganization” within the meaning of the Treasury Regulations promulgated under Section 368(a) of the Code. Notwithstanding the foregoing, neither EFI nor Titan makes any representation or warranty to any Titan Shareholder or other holder of securities of Titan (including, without limitation, Titan Optionholders and Titan Warrantholders) regarding the United States tax treatment of this Agreement and the Arrangement, including but not limited to whether the Arrangement will qualify as a tax deferred plan of reorganization for purposes of United States federal, state or local income tax. Titan acknowledges that the Titan Shareholders, Titan Optionholders and Titan Warrantholders are relying solely on their own tax advisors in connection with this Agreement and the Arrangement and related transactions and agreements.

2.8	U.S. Securities Law Matters

The parties agree that the Arrangement will be carried out with the intention that all EFI Common Shares issued on completion of the Arrangement to the Titan Shareholders will be issued by EFI in reliance on the exemption from the registration requirements of the 1933 Act provided by Section 3(a)(10) of the 1933 Act (the “Section 3(a)(10) Exemption”), will not be subject to registration under state “blue sky” or securities laws and will otherwise be in compliance with all U.S. Securities Laws. In order to ensure the availability of the Section 3(a)(10) Exemption, the parties agree that the Arrangement will be carried out on the following basis:

(a)	the Arrangement will be subject to the approval of the Court;

(b)	the Court will be advised as to the intention of the parties to rely on the Section 3(a)(10) Exemption prior to the hearing required to approve the Arrangement;

(c)	the Court will be required to satisfy itself as to the fairness of the terms and conditions of the Arrangement to the Titan Shareholders;

(d)

the Final Order approving the Arrangement that is obtained from the Court will expressly state that the terms and conditions of the Arrangement are approved by the Court as being fair to the Titan Shareholders;

(e)

Titan will ensure that the Titan Shareholders, Titan Optionholders and Titan Warrantholders entitled to receive notice of the Titan Meeting will be given adequate notice advising them of their right to attend the hearing of the Court to give approval of the Arrangement and providing them with sufficient information necessary for them to exercise that right; and

(f)

the Interim Order will specify that each Titan Shareholder, Titan Optionholder and Titan Warrantholder will have the right to appear before the Court so long as they enter an appearance within a reasonable time.

2.9	Options and Warrants

Subject to subsection 2(v) of Schedule B and subsection 3.1(a) of Schedule A (as may be amended), the Parties intend that the Titan Options and Titan Warrants shall be dealt with as follows:

(a)	the Titan Options will expire on the Business Day immediately preceding the Effective Date; and

(b)

the holder of Titan Warrants exercised following the Effective Date shall be entitled to receive the same number of EFI Common Shares which such holder would have been entitled to receive as a result of the Share Exchange Ratio, if, on the Effective Date, the holder had been the registered holder of the number of Titan Common Shares which such holder was previously entitled to purchase.

2.10	Share Exchange Ratio

The Parties intend that upon the completion of the Plan of Arrangement and the issuance of EFI Common Shares to the former Titan Shareholders pursuant to the Plan of Arrangement, Titan Shareholders will receive 0.68 of an EFI Common Share for each whole Titan Common Share owned as of the Effective Time.

ARTICLE 3- REPRESENTATIONS AND WARRANTIES

3.1	Representations and Warranties of EFI

EFI hereby represents and warrants to Titan as follows and hereby acknowledges that Titan is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement, as follows:

(a)

Organization. Each EFI Entity has been duly incorporated and is validly subsisting under its jurisdiction of incorporation and has full corporate or legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Each EFI Entity is registered, licensed or otherwise qualified as an extra provincial corporation or a foreign corporation in each jurisdiction, as applicable, where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on EFI.

(b)

Capitalization. EFI is authorized to issue an unlimited number of EFI Common Shares, as well as an unlimited number of preferred shares issuable in series, and an unlimited number series A preferred shares (the preferred shares collectively, the “EFI Preferred Shares”). As at the date hereof, there are: (i) 123,999,665 EFI Common Shares issued and outstanding; (ii) 6,620,300 EFI Options to acquire EFI Common Shares outstanding; and (iii) no EFI Preferred Shares are issued or outstanding; and (iv) 13,110,000 EFI Common Shares reserved for issuance upon the exercise of warrants (the “EFI Warrants”). The terms of the EFI Options and EFI Warrants are described in the EFI Disclosure Memorandum. Except for the EFI Options and EFI Warrants, and as set out in the EFI Disclosure Memorandum and pursuant to this Agreement and the transactions contemplated hereby, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating EFI to issue or sell any shares of EFI or any securities or obligations of any kind convertible into or exchangeable for any shares of EFI. All outstanding EFI Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares. Except as disclosed in the EFI Disclosure Memorandum, there are no outstanding bonds, debentures or other evidences of indebtedness of EFI having the right to vote with the EFI Shareholders on any matter. Except as disclosed in the EFI Disclosure Memorandum, there are no outstanding contractual obligations of EFI to repurchase, redeem or otherwise acquire any outstanding EFI Common Shares or with respect to the voting or disposition of any outstanding EFI Common Shares.

(c)

Authority. EFI has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by EFI as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement and the EFI Disclosure Memorandum by EFI and the completion by EFI of the transactions contemplated by this Agreement have been authorized by the directors of EFI and no other corporate proceedings on the part of EFI are necessary to authorize this Agreement or to complete the transactions contemplated hereby or thereby. This Agreement and the EFI Disclosure Memorandum have been executed and delivered by EFI and constitute legal, valid and binding obligations of EFI, enforceable against EFI in accordance with their terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors' rights generally, and to general principles of equity. Except as disclosed in the EFI Disclosure Memorandum, the execution and delivery by EFI of this Agreement and the EFI Disclosure Memorandum and the performance by EFI of its obligations hereunder and thereunder the completion of the Arrangement and the transactions contemplated hereby, do not and will not:

	(i)	result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of:

		A.	the articles or by-laws of EFI;

		B.	any Law, with the exception of consents required by those laws and regulations identified in Section 3.1(d); or

		C.	any contract, agreement, licence or permit to which EFI is bound or is subject to or of which EFI is the beneficiary;

in each case, which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on EFI,

	(ii)	give rise to or result in:

		A.	any right of termination of any agreement to which an EFI Entity is a party;

		B.	the cancellation, suspension or alteration in the terms of any material licence, permit or authority held by an EFI Entity; or

C.

any rights of first refusal, or trigger any provision of any agreement to which an EFI Entity is a party relating to either (A) a change in control or influence; or (B) any restriction or limitation under any agreement to which an EFI Entity is a party, in each case, which would, individually or in the aggregate, have a Material Adverse Effect on EFI;

(iii)

give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by an EFI Entity to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on EFI;

(iv)

result in the imposition of any Encumbrance upon any of the property or assets of the EFI Entities, restrict, hinder, impair or limit the ability of any EFI Entity to conduct the business of EFI as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on EFI; or

(v)

except as disclosed by EFI in the EFI Disclosure Memorandum, result in any material payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) becoming due to any director or officer of an EFI Entity or increase any benefits otherwise payable under any pension or benefits plan of any EFI Entity or result in the acceleration of the time of payment or vesting of any such benefits.

(d)

Government Approvals. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by any EFI Entity (A) in connection with the execution and delivery of this Agreement or the consummation by EFI of the transactions contemplated hereby, or (B) in order that the authority of EFI to carry on its business in the ordinary course and in the same manner as presently conducted remains in good standing and in full force and effect as of and following the closing of the transactions contemplated herein and in the Plan of Arrangement, other than: (i) filings with and approvals required by Securities Authorities and stock exchanges; (ii) any other consents, waivers, permits, orders or approvals referred to in the EFI Disclosure Memorandum; and (iii) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on EFI.

(e)

Directors' Approvals. The board of directors of EFI has received a verbal opinion from Dundee Securities Ltd., the financial advisor to EFI, that the Share Exchange Ratio pursuant to the Arrangement is fair, from a financial point of view, to the EFI Shareholders and the directors of EFI have unanimously:

	(i)	determined that the Arrangement is fair to, and is in the best interests of, EFI; and

	(ii)	authorized entering into, executing and delivering this Agreement, and performing the obligations set out herein and to proceed with the Arrangement.

(f)

EFI Material Subsidiaries. EFI directly owns 100% of the issued and outstanding shares of each of Energy Fuels Resources Corporation and Magnum Uranium Corp., constituting the EFI Material Subsidiaries.

(g)

Subsidiaries. Except for the EFI Material Subsidiaries or as disclosed in the EFI Disclosure Memorandum, EFI does not own a direct or indirect voting or equity interest of greater than 10% in any corporation, partnership, joint venture or other entity.

(h)

No Defaults. Except as disclosed in the EFI Disclosure Memorandum, no EFI Entity is in default under, and, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by an EFI Entity under any contract, agreement or licence that is material to the conduct of the business of EFI to which it is a party or by which it is bound that would, individually or in the aggregate, have a Material Adverse Effect on EFI.

(i)	Absence of Changes. Since September 30, 2009, except as set out in the EFI Disclosure Memorandum, the EFI Public Disclosure Documents or expressly contemplated by this Agreement:

	(i)	each EFI Entity has conducted its business only in the ordinary and regular course of business consistent with past practice;

	(ii)	EFI has not incurred or suffered a Material Adverse Effect;

	(iii)	EFI has not effected any amendment to, or proposed to amend, its articles or bylaws;

(iv)

there has not been any acquisition or agreement to acquire by amalgamating, merging, consolidating or entering into a business combination with, purchasing substantially all the assets of or otherwise acquiring, any business or any corporation, partnership, association or other business organization or division thereof, which transaction would be material to EFI;

(v)

there has not been any sale, lease, transfer, mortgage, hypothecation or other disposition of any of its assets or properties, real, personal or mixed, immovable or movable (including securities), that are material, individually or in the aggregate, to EFI;

(vi)

other than in the ordinary and regular course of business consistent with past practice, there has not been any incurrence, assumption or guarantee by any EFI Entity of any debt for borrowed money, any creation or assumption by an EFI Entity of any Encumbrance, any making by an EFI Entity of any loan, advance or capital contribution to or investment in any other person (other than the Bridge Loan, or loans and advances in an aggregate amount that do not exceed $25,000 outstanding at any time) or any entering into, amendment of, relinquishment, termination or non-renewal by an EFI Entity of any contract, agreement, licence, lease transaction, commitment or other right or obligation that would, individually or in the aggregate, have a Material Adverse Effect on EFI;

(vii)

other than in the ordinary and regular course of business consistent with past practice, there has not been, nor has any EFI Entity agreed to, any material increase in or modification of the compensation payable to or to become payable by an EFI Entity to any of its respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of EFI Options) made to, for or with any of such directors or officers;

(viii)

EFI has not effected or passed any resolution or agreed to any subdivision, consolidation, redemption, purchase, offer to purchase or any other acquisition or reclassification of any of the outstanding EFI Common Shares, declaration or payment of any dividends on or making of other distributions (whether in cash, shares or property, or any combination thereof) or reduction in the stated capital in respect of its shares;

(ix)	other than the adoption of IFRS, EFI has not effected any material change in its accounting methods, principles or practices; and

(x)

No EFI Entity has adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(j)

Contracts and Commitments. Except as disclosed in this Agreement or in the EFI Disclosure Memorandum, all material agreements to which any EFI Entity is a party or by which it is bound: (i) are valid, binding, in full force and effect in all material respects and enforceable by such EFI Entity in accordance with their respective terms, subject, however, to limitations with respect to enforcement imposed by Law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the courts from which they are sought and (ii) do not, by their terms, require the consent of any of the parties thereto to the Arrangement or any of the transactions contemplated thereby. Except as disclosed in the EFI Disclosure Memorandum, no material agreement or other agreement to which any EFI Entity is a party commits such EFI Entity to a capital expenditure in excess of $25,000.

(k)	Employment Agreements. Other than as disclosed in the EFI Disclosure Memorandum:

(i)

no EFI Entity is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment or consulting agreement with, any director or officer of an EFI Entity that cannot be terminated without payment of a maximum of three (3) times such individual's monthly salary, recognising that a court of competent jurisdiction in an action for wrongful dismissal or otherwise has the authority to award damages in an amount greater than three (3) times an individual's monthly salary;

(ii)	the EFI Entities do not have any employee or consultant whose employment or contract cannot be terminated without payment upon a maximum of three (3) months' notice;

(iii)

no EFI Entity is: (a) a party to any collective bargaining agreement, (b) to the knowledge of EFI, subject to any application for certification or threatened or apparent union organizing campaigns for employees not covered under a collective bargaining agreement, or (c) subject to any current, or to the knowledge of EFI, pending or threatened strike or lockout;

(iv)

there are no severance payments or termination payments that any EFI Entity is obligated to pay as a result of completion of the Plan of Arrangement, including without limitation, to any consultants, directors, officers, employees or agents;

(v)

no EFI Entity is subject to any claim for wrongful dismissal, constructive dismissal or any tort claim, actual or, to the knowledge of EFI, pending or threatened, or any litigation, actual or, to the knowledge of EFI, pending or threatened, relating to employment or termination of employment of employees or independent contractors; and

(vi)

the EFI Entities have operated in all material respects in accordance with all applicable Laws with respect to employment and labour, including, but not limited to, employment and labour standards, occupational health and safety, employment equity, pay equity, workers' compensation, human rights and labour relations and there are no current, or, to the knowledge of EFI, pending or threatened, material proceedings before any board or tribunal with respect to any of the above areas.

(l)

Financial Matters. The audited consolidated balance sheets, audited statement of operations and retained earnings (deficit) and audited consolidated statements of cash flows of EFI for the financial year ended September 30, 2010 and the unaudited consolidated balance sheets, unaudited statement of operations and retained earnings (deficit) and unaudited statements of cash flows of EFI for the nine months ended June 30, 2011 (the “EFI Historic Financial Statements”) were, and the audited consolidated balance sheets, audited statement of operations and retained earnings (deficit) and audited consolidated statements of cash flows of EFI for the financial year ended September 30, 2011 (the “EFI 2011 Annual Financial Statements”, and collectively with the EFI Historic Financial Statements, the “EFI Financial Statements”) will be, when issued and filed, prepared in accordance with Canadian GAAP, consistently applied, and fairly present in all material respects the financial condition of EFI at the respective dates indicated and the results of operations of EFI for the periods covered on a consolidated basis. Except as disclosed in the EFI Historic Financial Statements, EFI has no liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, except liabilities and obligations incurred in the ordinary and regular course of business (including the business of operating, developing, constructing and exploring the EFI Properties), which liabilities or obligations would not reasonably be expected to have a Material Adverse Effect on EFI, and liabilities incurred by EFI related to the transaction contemplated by this Agreement.

(m)

Books and Records. The corporate records and minute books of EFI have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not omit material information required to be included. Financial books and records and accounts of EFI in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of EFI; and (iii) accurately and fairly reflect the basis for the EFI Financial Statements.

(n)

Litigation. Except as disclosed in the EFI Disclosure Memorandum and except with respect to matters relating to the environment or Environmental Laws (which are addressed in subsection 3.1(s) below), there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of EFI, threatened against or relating to an EFI Entity or affecting any of its properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on EFI. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of EFI, threatened against or relating to any EFI Entity before any Governmental Entity. No EFI Entity or any of its properties or assets are subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of an EFI Entity to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement, except to the extent any such matter would not have a Material Adverse Effect on EFI.

(o)

Title to Properties and Condition of Assets. Except as disclosed in the EFI Public Disclosure Documents, applying customary standards in the mining industry, the EFI Entities have sufficient title to or valid leasehold interests in the EFI Properties to operate such properties in the ordinary course and consistent with past practice, free and clear of any title defect or Encumbrance, except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on EFI. Each lease and agreement granting rights to the EFI Properties is in full force and effect and constitutes a legal, valid and binding agreement of an EFI Entity and no EFI Entity is in violation or breach of or default under any such lease or agreement except such violations, breaches or defaults which, individually, or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on EFI. Furthermore, all real and tangible personal property of the EFI Entities is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement except for such property where the failure to be in such condition would not reasonably be expected to have a Material Adverse Effect on EFI.

(p)

Mineral Reserves and Resources. The most recent estimated measured, indicated and inferred mineral resources of the EFI Entities disclosed in the EFI Public Disclosure Documents have been prepared and disclosed in all material respects in accordance with all applicable Laws. There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral resources of the EFI Entities, taken as a whole, from the amounts disclosed in the EFI Public Disclosure Documents. The EFI Entities have no estimated proven or probable mineral reserves.

(q)	Operational Matters. Except as would not reasonably be expected to have a Material Adverse Effect on EFI:

(i)

all rentals, payments and obligations (including maintenance for unpatented mining claims), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of any EFI Entity have been properly and timely paid or accrued; and

(ii) all mining-related activities where an EFI Entity is operator at the relevant time have been developed and operated in accordance with good mining practices and in compliance with all applicable Laws.

(r)

Insurance. Each EFI Entity, as applicable, maintains policies of insurance with reputable insurers and in amounts covering such risks and with those deductibles as are adequate and usual for companies of a similar size operating in the mining industry. The policies and the coverage provided thereunder are in full force and effect and the particular EFI Entity is in good standing under each policy. No EFI Entity has received notice of, nor has any knowledge of, any fact, condition or circumstance which might reasonably form the basis of any claim, dispute, liability, obligation, action, debt, proceeding or litigation against any EFI Entity which is not in all material respects covered by insurance (subject to standard deductibles) maintained by it and which could have a Material Adverse Effect on EFI.

(s)	Environmental.

Except as disclosed in the EFI Public Disclosure Documents or in the EFI Disclosure Memorandum:

(i)

the EFI Entities have been and are operated in compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on EFI;

(ii)

all material Environmental Approvals which are necessary under any applicable Environmental Law for the ownership and operation by any EFI Entity of the real property, assets, mines and other facilities owned or used by such EFI Entity and all of the properties related thereto have been duly obtained, made or taken and are in full force and effect, are not subject to further Environmental Approvals or appeal, or to the knowledge of EFI, any pending or threatened legal or administrative proceedings, and there are to the knowledge of EFI, no proposals to amend, revoke or replace such material Environmental Approvals;

(iii)

the EFI Properties have not been used by any EFI Entity, or to the knowledge of EFI, any other person previously or currently in control of the EFI Properties, to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that such non-compliance would not reasonably be expected to have a Material Adverse Effect on EFI. No EFI Entity nor, to the knowledge of EFI, any other person in control of any of the EFI Properties, has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any of the EFI Properties, except in compliance, individually or in the aggregate, with all Environmental Laws, except to the extent that a failure to be in such compliance would not reasonably be expected to have a Material Adverse Effect on EFI. To the knowledge of EFI, all Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of EFI's properties have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on EFI. To the knowledge of EFI, there are no Hazardous Substances at, in, on, under or migrating from any of the EFI Properties, except in material compliance with all Environmental Laws and except to the extent that any failures to be in compliance would not reasonably be expected to have a Material Adverse Effect on EFI;

(iv)

no EFI Entity nor any other person for whose actions EFI may be partially or wholly liable, has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (i) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Entity; (ii) to the knowledge of EFI, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (iii) which is the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against any EFI Entity, except to the extent that any non-compliance would no reasonably be expected to have a Material Adverse Effect on EFI. To the knowledge of EFI, no site or facility now or previously owned, operated or leased by EFI is listed or, to the knowledge of EFI, is proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action;

(v)

except to the extent that would not reasonably be expected to have a Material Adverse Effect on EFI, no EFI Entity nor any other person for whose actions any EFI Entity may be partially or wholly liable has caused or permitted the Release of any Hazardous Substances on or to any of the EFI Properties in such a manner as: (i) would reasonably be expected to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not to the knowledge of EFI have a Material Adverse Effect on EFI; or (ii) would reasonably be expected to result in imposition of a lien, charge or other encumbrance or the expropriation on any of its properties or the assets of any EFI Entity; and

(vi)

except to the extent that would not reasonably be expected to have a Material Adverse Effect with respect to EFI and except as disclosed by EFI in the EFI Public Disclosure Documents, no EFI Entity has received from any person or Governmental Entity any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Law that is pending as of the date hereof.

(t)	Tax Matters. Except as disclosed in the EFI Public Disclosure Documents or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to EFI:

(i)

each EFI Entity has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon;

(ii)

each EFI Entity has: (A) duly and timely paid all Taxes due and payable by it; (B) duly and timely withheld all Taxes, payroll deductions and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it; and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it;

(iii)

the charges, accruals and reserves for Taxes reflected on the EFI Historic Financial Statements (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are adequate under Canadian GAAP to cover Taxes with respect to any member of the EFI Group, as applicable, accruing through the date hereof;

(iv)

there are no proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of EFI, threatened against any EFI Entity that propose to assess Taxes in addition to those reported in the Tax Returns; and

	(v)	no waiver of any statute of limitations with respect to Taxes has been given or requested with respect to any EFI Entity.

(u)

Pension and Employee Benefits. Where applicable, each EFI Entity has complied with all of the terms of the pension and other employee compensation and benefit obligations of such EFI Entity, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon such EFI Entity, as the case may be, other than such non-compliance that would not reasonably be expected to have a Material Adverse Effect on EFI.

(v)	Reporting Status. EFI is a reporting issuer or its equivalent in each of the Provinces of British Columbia, Alberta, Saskatchewan, Manitoba and Ontario. The EFI Common Shares are listed on the TSX.

(w)

Reports. Since September 30, 2009, EFI has timely filed with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to herein as the “EFI Public Disclosure Documents”). The EFI Public Disclosure Documents, at the time filed or, if amended, as of the date of such amendment: (i) did not contain any misrepresentation (as defined by Securities Authorities) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading, and (ii) complied in all material respects with the requirements of applicable securities Laws, including the rules, policies and instruments of all Securities Authorities having jurisdiction over EFI. EFI has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self- regulatory authority which at the date hereof remains confidential.

(x)

Compliance with Laws. Except with respect to matters relating to the environment or Environmental Laws (which are addressed in Section 3.1(s) above), each EFI Entity has complied with and is not in violation of any applicable Law other than such non- compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on EFI.

(y)

Restrictions on Business Activities. Except as disclosed in the EFI Disclosure Memorandum, there is no agreement, judgment, injunction, order or decree binding upon EFI that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing any material business practice of EFI, any acquisition of material property by EFI or the conduct of business by EFI as currently conducted.

(z)

No Cease Trade. EFI is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of EFI, no investigation or other proceedings involving EFI that may operate to prevent or restrict trading of any securities of EFI are currently in progress or pending before any applicable stock exchange or Securities Authority.

(aa)

No Option on Assets. Except as disclosed in the EFI Disclosure Memorandum, no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from any EFI Entity of any of the material assets of such EFI Entity, other than as described or contemplated herein.

(bb)

Certain Contracts. Except as disclosed in the EFI Disclosure Memorandum, EFI is not a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to: (i) limit the manner or the localities in which all or any material portion of the business of EFI is conducted (ii) limit any business practice of EFI in any material respect; or (iii) restrict any acquisition or disposition of any property by EFI in any material respect.

(cc)

No Indebtedness. EFI does not owe any money to, does not have any present loans to, has not borrowed any monies from, or is not otherwise indebted to any officer, director, employee, shareholder or any person not dealing at “arm's length” (as such term is defined in the Tax Act) with EFI, except as set forth in the EFI Historic Financial Statements.

(dd)

No Agreement to Merge. Except for the LOI and this Agreement, EFI does not have any agreement of any nature whatsoever to acquire, merge or enter into any business combination with any entity, or to acquire or lease any other business operations.

(ee)

No Significant Transactions. There are no “significant acquisitions”, “significant dispositions” and “significant probable acquisitions”, as such terms are defined in applicable securities Laws, for which EFI is required, pursuant to applicable securities Laws, to prepare financial disclosure.

(ff)

Disclosure Controls and Procedures. EFI has devised and maintained a system of disclosure controls and procedures designed to ensure that information required to be disclosed by EFI under applicable Laws (including applicable securities Laws) is recorded, processed, summarized and reported within the time periods specified in the applicable Laws. Such disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by EFI in EFI's reports and other filings under applicable laws (including applicable securities Laws) is accumulated and communicated to EFI's management, including its chief executive officer and chief financial officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

(gg)

Accounting Controls. EFI maintains internal control over financial reporting. EFI believes such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP and includes policies and procedures that: (i) pertain to the maintenance of records that accurately and fairly reflect the transactions and dispositions of the assets of the EFI Entities; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP that the receipts and expenditures of EFI is being made only in accordance with authorizations of management and directors of EFI; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of EFI's assets that could have a material effect on its financial statements. There are no significant deficiencies in the design or operation of, or material weaknesses in, EFI's internal controls over financial reporting that are reasonably likely to adversely affect its ability to record, process, summarize and report financial information, and there is no known fraud that involves management or other employees who have a significant role in EFI's internal control over financial reporting. Since September 30, 2010, EFI has received no (x) material complaints from any source regarding accounting, internal accounting controls or auditing matters or (y) expressions of concern from employees of EFI regarding questionable accounting or auditing matters.

(hh)

Disclosure of Material Contracts. Since September 30, 2009, all contracts and agreements required to be filed by EFI on SEDAR pursuant to applicable securities Laws have been filed on SEDAR by EFI and, except as set out in the EFI Disclosure Memorandum, or as contemplated herein, EFI has not approved, entered into any binding agreement in respect of, or has any knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by EFI, whether by asset sale, transfer of shares or otherwise.

(ii)	Foreign Private Issuer. EFI is a “foreign private issuer” as defined in Rule 405 under the 1933 Act.

(jj)	Investment Company Status. EFI is not registered, and is not required to be registered, as an “investment company” under the 1940 Act.

(kk)	Vote Required. EFI Shareholder Approval requires the approval of a majority of the votes cast on the matter by EFI Shareholders at the EFI Meeting and is necessary to approve the Arrangement.

(ll)

No Broker's Commission. Except as disclosed in the EFI Disclosure Memorandum, EFI has not entered into any agreement that would entitle any person to any valid claim against EFI for a broker's commission, finder's fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement.

(mm)

Property and Related Payments. Except as disclosed in the EFI Disclosure Memorandum, no EFI Entity is required, pursuant to any agreement to which it is a party, to make any payment to earn or acquire an interest in any property or on account of any royalty in respect of any property, other than payments to Governmental Entities.

(nn)

1934 Act Matters. No securities of EFI or any of its subsidiaries are registered or required to be registered under Section 12 of the 1934 Act, and neither EFI nor any of its subsidiaries is required to file reports under Section 13 or Section 15(d) of the 1934 Act.

3.2	Representations and Warranties of Titan

Titan hereby represents and warrants to EFI as follows and hereby acknowledges that EFI is relying upon such representations and warranties in connection with entering into this Agreement and agreeing to complete the Arrangement as follows:

(a)

Organization. Each Titan Entity has been duly incorporated and is validly subsisting under its jurisdiction of incorporation, and has full corporate or legal power and authority to own its property and assets and to conduct its business as currently owned and conducted. Each Titan Entity is registered, licensed or otherwise qualified as an extra provincial corporation or a foreign corporation, as applicable, in each jurisdiction where the nature of the business or the location or character of the property and assets owned or leased by it requires it to be so registered, licensed or otherwise qualified, other than those jurisdictions where the failure to be so registered, licensed or otherwise qualified would not have a Material Adverse Effect on Titan.

(b)

Capitalization. Titan is authorized to issue an unlimited number of Titan Common Shares. As at the date hereof, there are: (i) 129,787,967 Titan Common Shares issued and outstanding; (ii) pursuant to the Titan Option Plan, options to acquire an aggregate of 6,481,000 Titan Common Shares outstanding (the “Titan Options”); and (iii) 20,652,191 share purchase warrants to acquire Titan Common Shares, including warrants exercisable for one whole Titan Common Share and warrants exercisable to purchase units consisting of one Titan Common Share and one warrant to purchase Titan Common Shares (collectively the “Titan Warrants”). The exercise prices, expiration dates and terms of the Titan Options and Titan Warrants are described in the Titan Disclosure Memorandum. Except for the Titan Options and Titan Warrants, and as set out in the Titan Disclosure Memorandum and pursuant to this Agreement and the transactions contemplated hereby, there are no options, warrants, conversion privileges or other rights, agreements, arrangements or commitments (pre-emptive, contingent or otherwise) obligating Titan to issue or sell any shares of Titan or any securities or obligations of any kind convertible into or exchangeable for any shares of Titan. All outstanding Titan Common Shares have been authorized and are validly issued and outstanding as fully paid and non-assessable shares, free of pre-emptive rights. Except as disclosed in the Titan Disclosure Memorandum, there are no outstanding bonds, debentures or other evidences of indebtedness of Titan having the right to vote with the Titan Shareholders on any matter. Except as disclosed in the Titan Disclosure Memorandum, there are no outstanding contractual obligations of Titan to repurchase, redeem or otherwise acquire any outstanding Titan Common Shares or with respect to the voting or disposition of any outstanding Titan Common Shares.

(c)

Authority. Titan has all necessary power, authority and capacity to enter into this Agreement and all other agreements and instruments to be executed by Titan as contemplated by this Agreement, and to perform its obligations hereunder and under such other agreements and instruments. The execution and delivery of this Agreement and the Titan Disclosure Memorandum by Titan and the completion by Titan of the transactions contemplated by this Agreement have been authorized by the directors of Titan and no other corporate proceedings on the part of Titan are necessary to authorize this Agreement or to complete the transactions contemplated hereby or thereby. This Agreement and the Titan Disclosure Memorandum have been executed and delivered by Titan and constitute legal, valid and binding obligations of Titan, enforceable against Titan in accordance with their terms, subject to bankruptcy, insolvency, reorganization, fraudulent transfer, moratorium and other applicable Laws relating to or affecting creditors' rights generally, and to general principles of equity. Except as disclosed in the Titan Disclosure Memorandum, the execution and delivery by Titan of this Agreement and the Titan Disclosure Memorandum and the performance by Titan of its obligations hereunder and thereunder the completion of the Arrangement and the transactions contemplated hereby, do not and will not:

	(i)	result in a violation, contravention or breach of, require any consent to be obtained under or give rise to any termination rights under any provision of:

		A.	the articles or by-laws (or their equivalent) of any Titan Entity;

		B.	any Law, with the exception of consents required by those laws and regulations identified in Section 3.2(d); or

		C.	any contract, agreement, licence or permit to which Titan is bound or is subject to or of which Titan is the beneficiary;

in each case, which would, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Titan,

	(ii)	give rise to or result in:

D.	any right of termination of any agreement to which a Titan Entity is a party;

E.	the cancellation, suspension or alteration in the terms of any material licence, permit or authority held by a Titan Entity; or

F.

any rights of first refusal, or trigger any provision of any agreement to which a Titan Entity is a party relating to either (A) a change in control or influence; or (B) any restriction or limitation under any agreement to which a Titan Entity is a party, in each case, which would, individually or in the aggregate, have a Material Adverse Effect on Titan;

(iii)

give rise to any right of termination or acceleration of indebtedness, or cause any indebtedness owing by a Titan Entity to come due before its stated maturity or cause any available credit to cease to be available which would, individually or in the aggregate, have a Material Adverse Effect on Titan;

(iv)

result in the imposition of any Encumbrance upon any of the property or assets of the Titan Entities, restrict, hinder, impair or limit the ability of any Titan Entity to conduct its business of Titan as and where it is now being conducted which would, individually or in the aggregate, have a Material Adverse Effect on Titan; or

(v)

except as disclosed by Titan in the Titan Disclosure Memorandum, result in any material payment (including severance, unemployment compensation, “golden parachute”, bonus or otherwise) becoming due to any director or officer of a Titan Entity or increase any benefits otherwise payable under any pension or benefits plan of any Titan Entity or result in the acceleration of the time of payment or vesting of any such benefits.

(d)

Government Approvals. No consent, approval, order or authorization of, or declaration or filing with, any Governmental Entity or other person is required to be obtained by any Titan Entity (A) in connection with the execution and delivery of this Agreement or the consummation by Titan of the transactions contemplated hereby, or (B) in order that the authority of Titan to carry on its business in the ordinary course and in the same manner as presently conducted remains in good standing and in full force and effect as of and following the closing of the transactions contemplated herein and in the Plan of Arrangement, other than: (i) filings with and approvals required by Securities Authorities and stock exchanges; (ii) any other consents, waivers, permits, orders or approvals referred to in the Titan Disclosure Memorandum; and (iii) any other consents, approvals, orders, authorizations, declarations or filings which, if not obtained, would not, individually or in the aggregate, have a Material Adverse Effect on Titan..

(e)

Directors' Approvals. The board of directors of Titan has received a written opinion from Bayfront Capital Partners, the financial advisor to Titan, that the Share Exchange Ratio pursuant to the Arrangement is fair, from a financial point of view, to the Titan Shareholders and the directors of Titan have unanimously:

	(i)	determined that the consideration offered pursuant to the Arrangement is fair to the Titan Shareholders and the Arrangement is in the best interests of Titan;

	(ii)	resolved to recommend that the Titan Shareholders vote in favour of the Titan Resolution; and

	(iii)	authorized entering into, executing and delivering this Agreement, and performing the obligations set out herein and to proceed with the Arrangement.

(f)

Titan Subsidiaries. Titan directly owns 100% of the issued and outstanding shares of Uranium Power Corp., which in turn owns 100% of the issued and outstanding shares of Titan Uranium USA Inc., which two corporations constitute the Titan Material Subsidiaries.

(g)

No Other Subsidiaries. Except for the Titan Material Subsidiaries, or as disclosed in the Titan Disclosure Memorandum, Titan does not own a direct or indirect voting or equity interest of greater than 10% in any corporation, partnership, joint venture or other entity.

(h)

No Defaults. Except as disclosed in the Titan Disclosure Memorandum, no Titan Entity is in default under, and, there exists no event, condition or occurrence which, after notice or lapse of time or both, would constitute a default by a Titan Entity under any contract, agreement or licence that is material to the conduct of the business of that Titan Entity to which it is a party or by which it is bound that would, individually or in the aggregate, have a Material Adverse Effect on Titan.

(i)	Absence of Changes. Since August 31, 2009, except as disclosed in the Titan Disclosure Memorandum, in the Titan Public Disclosure Documents or expressly contemplated by this Agreement:

	(i)	the Titan Entities have conducted their business only in the ordinary and regular course of business consistent with past practice;

	(ii)	Titan has not incurred or suffered a Material Adverse Effect;

	(iii)	Titan has not effected any amendment to, or proposed to amend, its articles or bylaws;

(iv)

there has not been any acquisition or agreement to acquire by amalgamating, merging, consolidating or entering into a business combination with, purchasing substantially all the assets of or otherwise acquiring, any business or any corporation, partnership, association or other business organization or division thereof, which transaction would be material to Titan;

(v)

there has not been any sale, lease, transfer, mortgage, hypothecation or other disposition of any of the assets or properties, real, personal or mixed, immovable or movable (including securities) of the Titan Entities, that are material, individually or in the aggregate, to Titan, except for the Canadian Asset Sale;

(vi)

other than in the ordinary and regular course of business consistent with past practice, and other than the Bridge Loan and Pinetree Bridge Loan, there has not been any incurrence, assumption or guarantee by a Titan Entity of any debt for borrowed money, any creation or assumption by a Titan Entity of any Encumbrance, any making by a Titan Entity of any loan, advance or capital contribution to or investment in any other person (other than loans and advances in an aggregate amount that does not exceed $25,000 outstanding at any time) or any entering into, amendment of, relinquishment, termination or non-renewal by a Titan Entity of any contract, agreement, licence, lease transaction, commitment or other right or obligation that would, individually or in the aggregate, have a Material Adverse Effect on Titan;

(vii)

other than in the ordinary and regular course of business consistent with past practice, there has not been, nor has any Titan Entity agreed to, any material increase in or modification of the compensation payable to or to become payable by any Titan Entity to any of their respective directors, officers, employees or consultants or any grant to any such director, officer, employee or consultant of any increase in severance or termination pay or any increase or modification of any bonus, pension, insurance or benefit arrangement (including, without limitation, the granting of Titan Options) made to, for or with any of such directors or officers;

(viii)

Titan has not effected or passed any resolution or agreed to any subdivision, consolidation, redemption, purchase, offer to purchase or any other acquisition or reclassification of any of the outstanding Titan Common Shares, declaration or payment of any dividends on or making of other distributions (whether in cash, shares or property, or any combination thereof) or reduction in the stated capital in respect of its shares;

	(ix)	other than the adoption of IFRS, Titan has not effected any material change in its accounting methods, principles or practices; and

(x)

no Titan Entity has adopted any, or materially amended any, collective bargaining agreement, bonus, pension, profit sharing, stock purchase, stock option or other benefit plan or shareholder rights plan.

(j)

Contracts and Commitments. Except as disclosed in this Agreement or in the Titan Disclosure Memorandum, all material agreements to which any Titan Entity is a party or by which it is bound: (i) are valid, binding, in full force and effect in all material respects and enforceable by such Titan Entity in accordance with their terms, subject, however, to limitations with respect to enforcement imposed by Law in connection with bankruptcy or similar proceedings, the equitable power of the courts to stay proceedings before them and the execution of judgments and to the extent that equitable remedies such as specific performance and injunction are in the discretion of the courts from which they are sought and (ii) do not, by their terms, require the consent of any of the parties thereto to the Arrangement or any of the transactions contemplated thereby. Except as disclosed in the Titan Disclosure Memorandum, no material agreement or other agreement to which Titan is a party commits Titan or to a capital expenditure in excess of $25,000.

(k)	Employment Agreements. Other than as disclosed in the Titan Disclosure Memorandum:

(i)

no Titan Entity is a party to any written or oral policy, agreement, obligation or understanding providing for severance or termination payments to, or any employment or consulting agreement with, any director or officer of any Titan Entity that cannot be terminated without payment of a maximum of three (3) times such individual's monthly salary, recognising that a court of competent jurisdiction in an action for wrongful dismissal or otherwise has the authority to award damages in an amount greater than three (3) times an individual's monthly salary;

	(ii)	no Titan Entity has any employee or consultant whose employment or contract with such Titan Entity cannot be terminated without payment upon a maximum of three (3) months' notice;

(iii)

no Titan Entity is subject to any claim for wrongful dismissal, constructive dismissal or any tort claim, actual or, to the knowledge of Titan, pending or threatened, or any litigation, actual or, to the knowledge of Titan, pending or threatened, relating to employment or termination of employment of employees or independent contractors;

(iv)

the Titan Entities have operated in all material respects in accordance with all applicable Law with respect to employment and labour, including, but not limited to, employment and labour standards, occupational health and safety, employment equity, pay equity, workers' compensation, human rights and labour relations and there are no current, or, to the knowledge of Titan, pending or threatened, material proceedings before any board or tribunal with respect to any of the above areas;

	(v)	there are no severance payments or termination payments that any Titan Entity is obligated to pay, including without limitation, to any consultants, directors, officers, employees or agents; and

(vi)

no Titan Entity: (a) is a party to any collective bargaining agreement; (b) is, to the knowledge of Titan, subject to any application for certification or threatened or apparent union organizing campaigns for employees not covered under a collective bargaining agreement; or (c) is subject to any current, or to the knowledge of Titan, pending or threatened, strike or lockout.

(l)

Financial Matters. The audited consolidated balance sheets, audited statement of operations and retained earnings (deficit) and audited consolidated statements of cash flows of Titan for the financial year ended August 31, 2010 and the unaudited consolidated balance sheets, unaudited statement of operations and retained earnings (deficit) and unaudited statements of cash flows of Titan for the nine months ended May 31, 2011 (the “Titan Historic Financial Statements”) were, and the audited consolidated balance sheets, audited statement of operations and retained earnings (deficit) and audited consolidated statements of cash flows of Titan for the financial year ended August 31, 2011 (the “Titan 2011 Annual Financial Statements”, and collectively with the Titan Historic Financial Statements, the “Titan Financial Statements”) will be, when issued and filed, prepared in accordance with Canadian GAAP, consistently applied, and fairly present in all material respects the financial condition of Titan at the respective dates indicated and the results of operations of Titan for the periods covered on a consolidated basis. Except as disclosed in the Titan Historic Financial Statements, Titan has no liability or obligation (including, without limitation, liabilities or obligations to fund any operations or work or exploration program, to give any guarantees or for Taxes), whether accrued, absolute, contingent or otherwise, except liabilities and obligations incurred in the ordinary and regular course of business (including the business of operating, developing, constructing and exploring the Titan Properties), which liabilities or obligations would not reasonably be expected to have a Material Adverse Effect on Titan, and liabilities incurred by Titan related to the transaction contemplated by this Agreement.

(m)

Books and Records. The corporate records and minute books of Titan have been maintained in accordance with all applicable Laws and are complete and accurate in all material respects, except where such incompleteness or inaccuracy would not omit material information required to be included. Financial books and records and accounts of Titan in all material respects: (i) have been maintained in accordance with good business practices on a basis consistent with prior years and past practice; (ii) are stated in reasonable detail and accurately and fairly reflect the transactions and acquisitions and dispositions of assets of Titan; and (iii) accurately and fairly reflect the basis for the Titan Historic Financial Statements.

(n)

Litigation. Except as disclosed in the Titan Disclosure Memorandum and except with respect to matters relating to the environment or Environmental Laws (which are addressed in subsection 3.2(s) below), there is no claim, action, proceeding or investigation pending or in progress or, to the knowledge of Titan, threatened against or relating to a Titan Entity or affecting any of its respective properties or assets before any Governmental Entity which individually or in the aggregate has, or could reasonably be expected to have, a Material Adverse Effect on Titan. There is no bankruptcy, liquidation, winding-up or other similar proceeding pending or in progress, or, to the knowledge of Titan, threatened against or relating to a Titan Entity before any Governmental Entity. No Titan Entity or any of its properties or assets is subject to any outstanding judgment, order, writ, injunction or decree that involves or may involve, or restricts or may restrict the right or ability of the Titan Entity to conduct its business in all material respects as it has been carried on prior to the date hereof, or that would materially impede the consummation of the transactions contemplated by this Agreement, except to the extent any such matter would not have a Material Adverse Effect on Titan.

(o)

Title to Properties and Condition of Assets. Except as disclosed in the Titan Public Disclosure Documents, applying customary standards in the mining industry, the Titan Entities have sufficient title to or valid leasehold interests in the Titan Properties to operate such properties in the ordinary course and consistent with past practice, free and clear of any title defect or Encumbrance, except for such defects in title or Encumbrances that, individually or in the aggregate, do not have, and would not reasonably be expected to have, a Material Adverse Effect on Titan. Each lease and agreement granting rights to the Titan Properties is in full force and effect and constitutes a legal, valid and binding agreement of a Titan Entity and such Titan Entity is not in violation or breach of or default under any such lease or agreement except such violations, breaches or defaults which, individually, or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Titan. Furthermore, all real and tangible personal property of the Titan Entities is in generally good repair and is operational and usable in the manner in which it is currently being utilized, subject to normal wear and tear and technical obsolescence, repair or replacement except for such property where the failure to be in such condition would not reasonably be expected to have a Material Adverse Effect on Titan.

(p)

Mineral Reserves and Resources. The most recent estimated measured, indicated and inferred mineral resources and probable mineral reserves of the Titan Entities disclosed in the Titan Public Disclosure Documents have been prepared and disclosed in all material respects in accordance with all applicable Laws. There has been no material reduction (other than as a result of operations in the ordinary course of business) in the aggregate amount of estimated mineral resources of the Titan Entities, taken as a whole, from the amounts disclosed in the Titan Public Disclosure Documents.

(q)	Operational Matters.

Except as would not reasonably be expected to have a Material Adverse Effect on Titan:

(i)

all rentals, payments and obligations (including maintenance for unpatented mining claims), royalties, overriding royalty interests, production payments, net profits, interest burdens and other payments due or payable on or prior to the date hereof under or with respect to the direct or indirect assets of the Titan Entities have been properly and timely paid or accrued; and

(ii)

all mining-related activities where a Titan Entity is operator at the relevant time have been developed and operated in accordance with good mining practices and in compliance with all applicable Laws.

(r)

Insurance. Each Titan Entity, as applicable, maintains policies of insurance with reputable insurers and in amounts covering such risks and with those deductibles as are adequate and usual for companies of a similar size operating in the mining industry. The policies and the coverage provided thereunder are in full force and effect and the particular Titan Entity is in good standing under each policy. No Titan Entity has received notice of, nor has any knowledge of, any fact, condition or circumstance which might reasonably form the basis of any claim, dispute, liability, obligation, action, debt, proceeding or litigation against any Titan Entity which is not in all material respects covered by insurance (subject to standard deductibles) maintained by it and which could have a Material Adverse Effect on Titan.

(s)	Environmental.

Except as disclosed in the Titan Public Disclosure Documents:

(i)

each Titan Entity has been and is operated in compliance with all applicable Environmental Laws, except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Titan;

(ii)

all material Environmental Approvals which are necessary under any applicable Environmental Law for the ownership and operation by any Titan Entity of the real property, assets, mines and other facilities owned or used by any Titan Entity and all of the properties related thereto have been duly obtained, made or taken and are in full force and effect, are not subject to further Environmental Approvals or appeal, or to the knowledge of Titan, any pending or threatened legal or administrative proceedings, and there are to the knowledge of Titan, no proposals to amend, revoke or replace such material Environmental Approvals;

(iii)

the Titan Properties have not been used by any Titan Entity, or to the knowledge of Titan, any other person previously or currently in control of the Titan Properties, to generate, manufacture, refine, treat, recycle, transport, store, handle, dispose, transfer, produce or process Hazardous Substances, except in compliance in all material respects with all Environmental Laws and except to the extent that such non-compliance would not reasonably be expected to have a Material Adverse Effect on Titan. No Titan Entity, nor, to the knowledge of Titan, any other person in control of any of the Titan Properties, has caused or permitted the Release of any Hazardous Substances at, in, on, under or from any Titan Properties, except in compliance, individually or in the aggregate, with all Environmental Laws, except to the extent that a failure to be in such compliance would not reasonably be expected to have a Material Adverse Effect on Titan. To the knowledge of Titan, all Hazardous Substances handled, recycled, disposed of, treated or stored on or off site of Titan Properties have been handled, recycled, disposed of, treated and stored in material compliance with all Environmental Laws except to the extent that a failure to be in such compliance, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect on Titan. To the knowledge of Titan, there are no Hazardous Substances at, in, on, under or migrating from any of Titan Properties, except in material compliance with all Environmental Laws and except to the extent that any failures to be in compliance would not reasonably be expected to have a Material Adverse Effect on Titan;

(iv)

no Titan Entity nor any other person for whose actions Titan may be partially or wholly liable, has treated or disposed, or arranged for the treatment or disposal, of any Hazardous Substances at any location: (i) listed on any list of hazardous sites or sites requiring Remedial Action issued by any Governmental Entity; (ii) to the knowledge of Titan, proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action, or any similar federal, state or provincial lists; or (iii) which is the subject of enforcement actions by any Governmental Entity that creates the reasonable potential for any proceeding, action, or other claim against Titan, except to the extent that any non-compliance would no reasonably be expected to have a Material Adverse Effect on Titan. To the knowledge of Titan, no site or facility now or previously owned, operated or leased by Titan is listed or, to the knowledge of Titan, is proposed for listing on any list issued by any Governmental Entity of hazardous sites or sites requiring Remedial Action or is the subject of Remedial Action;

(v)

except to the extent that would not reasonably be expected to have a Material Adverse Effect on Titan, no Titan Entity nor any other person for whose actions any Titan Entity may be partially or wholly liable has caused or permitted the Release of any Hazardous Substances on or to any of Titan's properties in such a manner as: (i) would reasonably be expected to impose Liability for cleanup, natural resource damages, loss of life, personal injury, nuisance or damage to other property, except to the extent that such Liability would not to the knowledge of Titan have a Material Adverse Effect on Titan; or (ii) would reasonably be expected to result in imposition of a lien, charge or other encumbrance or the expropriation on any of its properties or the assets of any Titan Entity; and

(vi)

except to the extent that would not reasonably be expected to have a Material Adverse Effect with respect to Titan and except as disclosed by Titan in the Titan Public Disclosure Documents, no Titan Entity has received from any person or Governmental Entity any notice, formal or informal, of any proceeding, action or other claim, Liability or potential Liability arising under any Environmental Law that is pending as of the date hereof.

(t)

Tax Matters. Except as disclosed in the Titan Public Disclosure Documents or as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect with respect to Titan:

(i)

each Titan Entity has duly and timely made or prepared all Tax Returns required to be made or prepared by it, has duly and timely filed all Tax Returns required to be filed by it with the appropriate Governmental Entity and has, in all material respects, completely and correctly reported all income and all other amounts or information required to be reported thereon;

(ii)

each Titan Entity has: (A) duly and timely paid all Taxes due and payable by it; (B) duly and timely withheld all Taxes and other amounts required by Law to be withheld by it and has duly and timely remitted to the appropriate Governmental Entity such Taxes and other amounts required by Law to be remitted by it; and (C) duly and timely collected all amounts on account of sales or transfer taxes, including goods and services, harmonized sales and provincial or territorial sales taxes, required by Law to be collected by it and has duly and timely remitted to the appropriate Governmental Entity any such amounts required by Law to be remitted by it;

(iii)

the charges, accruals and reserves for Taxes reflected on the Titan Historic Financial Statements (whether or not due and whether or not shown on any Tax Return but excluding any provision for deferred income taxes) are adequate under Canadian GAAP to cover Taxes with respect to any Titan Entity accruing through the date hereof;

(iv)

there are no proceedings, investigations, audits, assessments, reassessments or claims now pending or to the knowledge of Titan, threatened against any Titan Entity that propose to assess Taxes in addition to those reported in the Tax Returns; and

	(v)	no waiver of any statute of limitations with respect to Taxes has been given or requested with respect to any Titan Entity.

(u)

Pension and Employee Benefits. Where applicable, each Titan Entity has complied with all of the terms of the pension and other employee compensation and benefit obligations of such Titan Entity, as the case may be, including the provisions of any collective agreements, funding and investment contracts or obligations applicable thereto, arising under or relating to each of the pension or retirement income plans or other employee compensation or benefit plans, agreements, policies, programs, arrangements or practices, whether written or oral, which are maintained by or binding upon such Titan Entity other than such non-compliance that would not reasonably be expected to have a Material Adverse Effect on Titan.

(v)

Reporting Status. Titan is a reporting issuer or its equivalent in each of the Provinces of British Columbia, Alberta, Saskatchewan and Ontario. The Titan Common Shares are listed on the TSX-V and the FSE.

(w)

Reports. Since August 31, 2009, Titan has filed with the Securities Authorities, stock exchanges and all applicable self-regulatory authorities a true and complete copy of all forms, reports, schedules, statements, certifications, material change reports and other documents required to be filed by it (such forms, reports, schedules, statements, certifications and other documents, including any financial statements or other documents, including any schedules included therein, are referred to herein as the “Titan Public Disclosure Documents”). The Titan Public Disclosure Documents, at the time filed or, if amended, as of the date of such amendment: (a) did not contain any misrepresentation (as defined by Securities Authorities) and did not contain an untrue statement of a material fact or omit to state a material fact necessary in order to make the statements made, in light of the circumstances under which they were made, not misleading; and (b) complied in all material respects with the requirements of applicable securities Laws, including the rules, policies and instruments of all Securities Authorities having jurisdiction over Titan. Titan has not filed any confidential material change or other report or other document with any Securities Authorities or stock exchange or other self-regulatory authority which at the date hereof remains confidential.

(x)

Compliance with Laws. Except with respect to matters relating to the environment or Environmental Laws (which are addressed in Section 3.2(s) above), each Titan Entity has complied with and is not in violation of any applicable Law other than such non- compliance or violations that would not, individually or in the aggregate, have a Material Adverse Effect on Titan.

(y)

Restrictions on Business Activities. Except as disclosed in the Titan Disclosure Memorandum, there is no agreement, judgment, injunction, order or decree binding upon Titan that has or could reasonably be expected to have the effect of prohibiting, restricting or impairing any material business practice of Titan or any acquisition of material property by Titan or the conduct of business by Titan as currently conducted.

(z)

No Cease Trade. Titan is not subject to any cease trade or other order of any applicable stock exchange or Securities Authority and, to the knowledge of Titan, no investigation or other proceedings involving Titan that may operate to prevent or restrict trading of any securities of Titan are currently in progress or pending before any applicable stock exchange or Securities Authority.

(aa)

No Option on Assets. Except as disclosed in the Titan Disclosure Memorandum, no person has any agreement or option or any right or privilege capable of becoming an agreement or option for the purchase from any Titan Entity of any of the material assets of such Titan Entity, other than as described or contemplated herein.

(bb)

Certain Contracts. Except as disclosed in the Titan Disclosure Memorandum, Titan is not a party to or bound by any non-competition agreement or any other agreement, obligation, judgment, injunction, order or decree that purports to: (i) limit the manner or the localities in which all or any material portion of the business of Titan; (ii) limit any business practice of Titan in any material respect; or (iii) restrict any acquisition or disposition of any property by Titan in any material respect.

(cc)

No Indebtedness. Except for the Bridge Loan and Pinetree Bridge Loan and as disclosed in the Titan Disclosure Memorandum, Titan does not owe any money to, does not have any present loans to, has not borrowed any monies from, or is not otherwise indebted to any officer, director, employee, shareholder or any person not dealing at “arm's length” (as such term is defined in the Tax Act) with Titan, except as set forth in the Titan Historic Financial Statements.

(dd)

No Agreement to Merge. Except for the LOI and this Agreement, Titan does not have any agreement of any nature whatsoever to acquire, merge or enter into any business combination with any entity, or to acquire or lease any other business operations.

(ee)

No Significant Transactions. There are no “significant acquisitions”, “significant dispositions” and “significant probable acquisitions”, as such terms are defined in applicable securities Laws, for which Titan is required, pursuant to applicable securities Laws, to prepare additional financial disclosure for the Titan Proxy Circular.

(ff)

Disclosure Controls and Procedures. Titan has devised and maintained a system of disclosure controls and procedures designed to ensure that information required to be disclosed by Titan under applicable Laws (including applicable securities Laws) is recorded, processed, summarized and reported within the time periods specified in the applicable Laws. Such disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by Titan in Titan’s reports and other filings under applicable laws (including applicable securities Laws) is accumulated and communicated to Titan's management, including its President and Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

(gg)

Accounting Controls. Titan maintains internal control over financial reporting. Titan believes such internal control over financial reporting is effective in providing reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian GAAP and includes policies and procedures that: (i) pertain to the maintenance of records that accurately and fairly reflect the transactions and dispositions of the assets of the Titan Entities; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with Canadian GAAP that the receipts and expenditures of Titan being made only in accordance with authorizations of management and directors of Titan; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Titan’s assets that could have a material effect on its financial statements. There are no significant deficiencies in the design or operation of, or material weaknesses in, Titan’s internal controls over financial reporting that are reasonably likely to adversely affect its ability to record, process, summarize and report financial information, and there is no known fraud that involves management or other employees who have a significant role in Titan’s internal control over financial reporting. Since August 31, 2010, Titan has received no (x) material complaints from any source regarding accounting, internal accounting controls or auditing matters or (y) expressions of concern from employees of Titan regarding questionable accounting or auditing matters.

(hh)

Disclosure of Material Contracts. Except as set out in the Titan Disclosure Memorandum, since August 31, 2009 all contracts and agreements required to be filed on SEDAR by Titan pursuant to applicable securities Laws have been filed on SEDAR by Titan and, except as set out in the Titan Disclosure Memorandum, or as contemplated herein, Titan has not approved, entered into any binding agreement in respect of, or has any knowledge of, the purchase of any material property or assets or any interest therein or the sale, transfer or other disposition of any material property or assets or any interest therein currently owned, directly or indirectly, by Titan, whether by asset sale, transfer of shares or otherwise.

(ii)	Foreign Private Issuer. Titan is a “foreign private issuer” as defined in Rule 405 under the 1933 Act.

(jj)	Investment Company Status. Titan is not registered, and is not required to be registered, as an “investment company”, under the 1940 Act.

(kk)

Vote Required. Subject to the Interim Order, the Titan Shareholder Approval is the only vote of the holders of any class or series of the Titan Common Shares, Titan Options or Titan Warrantholders, as applicable, necessary to approve this Agreement and the Arrangement.

(ll)

No Broker's Commission. Titan has not entered into any agreement that would entitle any person to any valid claim against Titan for a broker's commission, finder's fee or any like payment in respect of the Arrangement or any other matter contemplated by this Agreement, except for the fees and expenses disclosed by Titan.

(mm)

Property and Related Payments. Except as disclosed in the Titan Disclosure Memorandum, Titan is not required, pursuant to any agreement to which it is a party, to make any payment to earn or acquire an interest in any property or on account of any royalty in respect of any property, other than payments to Governmental Entities.

(nn)

1934 Act Matters. No securities of Titan or any of its subsidiaries are registered or required to be registered under Section 12 of the 1934 Act, and neither Titan nor any of its subsidiaries is required to file reports under Section 13 or Section 15(d) of the 1934 Act.

(oo)

HSR Act. Titan, including all entities “controlled by” Titan for purposes of the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated from time to time thereunder, does not, and prior to completion of the Arrangement will not, hold assets located in the United States with a fair market value in excess of US$66 million in the aggregate, and does not, and prior to the completion of the Arrangement will not, have aggregate sales in or into the United States in excess of US$66 million during its most recently completed fiscal year.

(pp)

Canadian Exploration Expense. In connection with the private placement of flow- through shares completed by Titan on November 30, 2010 in respect of which Titan renounced, effective December 31, 2011, Canadian exploration expenditures (as defined in the Tax Act) totalling $1,825,725, Titan has:

(i) made all such filings as are required under the Tax Act in respect of such private placement and such renunciation; and

(ii)

has incurred during the time period prescribed by the Tax Act and prior to the date hereof expenditures which qualify as “flow-through mining expenditures” for purposes of the Tax Act in an amount not less than the amount of Canadian exploration expenditures renounced to the subscribers for such flow-through shares.

3.3	Additional Disclosures

All exceptions to the warranties and covenants in this Agreement that refer to the EFI Disclosure Memorandum, the EFI Public Disclosure Documents, the Titan Disclosure Memorandum, or the Titan Public Disclosure Documents shall mean the information disclosed in such documents as at the date of this Agreement. No information disclosed in any additional public filings or amendments or supplements to any such disclosure documents or memoranda by a Party after the date of this Agreement shall be binding on the other Party unless the other Party otherwise agrees in writing. A Party may consent in writing to changes to the representations and warranties of the other Party after the date of this Agreement.

3.4	Survival of Representations and Warranties

The representations and warranties contained in this Agreement shall survive the execution and delivery of this Agreement and shall expire and be terminated and extinguished on the Effective Date. Any investigation by EFI or Titan and their respective advisors shall not mitigate, diminish or affect the representations and warranties contained in this Agreement.

ARTICLE 4 - COVENANTS

4.1	Covenants of EFI and Titan

Each of the Parties hereby covenant as set forth in Schedule B hereof.

ARTICLE 5- CONDITIONS

5.1	Mutual Conditions

The respective obligations of the Parties to complete the transactions contemplated herein are subject to the fulfillment of the conditions set forth in Schedules C, D and E hereto.

5.2	Notice and Cure Provisions

Each Party shall give prompt notice to the other Party of the occurrence, or failure to occur, at any time from the date hereof until the Effective Date, of any event or state of facts which occurrence or failure would, would be likely to or could:

(a)	cause any of the representations or warranties of such Party contained herein to be untrue or inaccurate in any respect on the date hereof or on the Effective Date;

(b)	result in the failure to comply with or satisfy any covenant or agreement to be complied with or satisfied by such party prior to the Effective Date; or

(c)	result in the failure to satisfy any of the conditions precedent in favour of the other Party contained in Schedules C, D and E hereto, as the case may be.

Neither Party may (a) elect not to complete the transactions contemplated hereby by virtue of the conditions contained in Schedules C, D and E hereto, as applicable, not being satisfied or waived or (b) exercise any termination right arising therefrom; unless (i) promptly and in any event prior to the Effective Date, the Party intending to rely thereon has delivered a written notice to the other Party specifying in reasonable detail the breaches of covenants or untruthfulness or inaccuracy of representations and warranties or other matters that the Party delivering such notice is asserting as the basis for the exercise of the termination right, as the case may be, and (ii) if any such notice is delivered, and a Party is proceeding diligently, at its own expense, to cure such matter, if such matter is susceptible to being cured, the Party that has delivered such notice may not terminate this Agreement until the earlier of the Completion Deadline and the expiration of a period of 15 days from date of delivery of such notice. If such notice has been delivered prior to the date of the Titan Meeting, then such meeting shall be adjourned or postponed until the expiry of such period.

5.3	Merger of Conditions

Upon the issuance of the Final Order and the closing of the transaction contemplated in this Agreement and the Plan of Arrangement, the conditions set out in Schedules C, D and E hereto shall be conclusively deemed to have been satisfied, fulfilled or waived as of the Effective Time.

ARTICLE 6 - NON-SOLICITATION AND TERMINATION

6.1	Covenant Regarding Non-Solicitation

The Parties covenant as set forth in Schedule F.

6.2	Termination

Subject to Section 8 of Schedule F to this Agreement, this Agreement may be terminated at any time:

(a)	by mutual written agreement of the Parties;

(b)	by either EFI or Titan if:

(i) the board of directors of Titan has made a Change in Recommendation; or

(ii) Titan has entered into a definitive agreement with respect to a Superior Proposal;

(c)	by Titan in order for Titan to enter into a definitive written agreement with respect to a Superior Proposal;

(d)	subject to Section 5.2, by EFI if the required approval of Titan Shareholders is not obtained at the Titan Meeting;

(e)	subject to Section 5.2, by Titan if the required approval of EFI Shareholders is not obtained at the EFI Meeting;

(f)

subject to Section 5.2, by either Party if any of the mutual conditions precedent set forth in Schedule C hereto have not been satisfied by the Completion Deadline or where it is clear that the condition cannot be satisfied prior to the Completion Deadline;

(g)

subject to Section 5.2 and Schedule D, by EFI, if any condition precedent to its obligations set forth in Schedule D hereto have not been satisfied by the Completion Deadline or where it is clear that the condition cannot be satisfied prior to the Completion Deadline;

(h)

subject to Section 5.2 and Schedule E, by Titan, if any condition precedent to its obligations set forth in Schedule E hereto have not been satisfied by the Completion Deadline or where it is clear that the condition cannot be satisfied prior to the Completion Deadline; or

(i)	subject to Section 5.2, by EFI if there is a material breach by Titan of its covenants under this Agreement,

(j)	subject to Section 5.2, by Titan if there is a material breach by EFI of its covenants under this Agreement,

(k)	by either Party, if the Effective Date of the Arrangement does not occur on or before the Completion Deadline,

provided that any termination by a Party in accordance with paragraphs (b) to (j) above shall be made by such Party delivering written notice thereof to the other Party (to the extent not otherwise provided pursuant to Section 5.2) prior to the Effective Date and specifying therein in reasonable detail the matter or matters giving rise to such termination right.

ARTICLE 7 - AMENDMENT

7.1	Amendment

This Agreement may, at any time and from time to time before or after the holding of the Titan Meeting, be amended by mutual written agreement of the Parties without, subject to applicable Law, further notice to or authorization on the part of the Titan Shareholders and any such amendment may, without limitation:

(a)	change the time for the performance of any of the obligations or acts of any Party;

(b)	waive any inaccuracies in or modify any representation or warranty contained herein or in any document delivered pursuant hereto;

(c)	waive compliance with or modify any of the covenants herein contained and waive or modify the performance of any of the obligations of any of the Parties; and

(d)	waive compliance with or modify any condition herein contained;

provided, however, that notwithstanding the foregoing: (i) following the Titan Meeting, the Share Exchange Ratio shall not be amended without the approval of the Titan Shareholders given in the same manner as required for the approval of the Arrangement or as may be ordered by the Court; and (ii) this Agreement and the Plan of Arrangement may be amended, in accordance with the Final Order but, in the event that the terms of the Final Order require any such amendment, the rights of the Parties under Schedules D, E and F and Section 7.2 hereof shall remain unaffected.

7.2	Mutual Understanding Regarding Amendments

(a)

In addition to the transactions contemplated hereby or at the request of a Party, the Parties will continue from and after the date hereof and through and including the Effective Date to use their respective commercially reasonable best efforts to maximize present and future planning opportunities for Titan, the Titan Shareholders and EFI as and to the extent that the same shall not prejudice any Party or the shareholders thereof. The parties will ensure that such planning activities do not impede the progress of the Arrangement in any material way.

(b)

The Parties agree that, if either Party proposes to the other Party any amendment to this Agreement or the Plan of Arrangement, both Parties will reasonably consider such amendment. The Parties further agree that if neither Party nor its respective shareholders will be materially prejudiced, and the completion of the Arrangement will not be delayed, by reason of any such amendment, then the Parties will co-operate to, subject to applicable Laws, effect the amendment or amendments.

ARTICLE 8 - GENERAL

8.1	Notices

Any notice, consent, waiver, direction or other communication required or permitted to be given under this Agreement by a Party shall be in writing and shall be delivered by hand to the Party to which the notice is to be given at the following address or sent by facsimile to the following numbers or to such other address or facsimile number as shall be specified by a party by like notice. Any notice, consent, waiver, direction or other communication aforesaid shall, if delivered, be deemed to have been given and received on the date on which it was delivered to the address provided herein (if a Business Day or, if not, then the next succeeding Business Day) and if sent by facsimile be deemed to have been given and received at the time of receipt (if a Business Day or, if not, then the next succeeding Business Day) unless actually received after 4:00 p.m. (Toronto time) at the point of delivery in which case it shall be deemed to have been given and received on the next Business Day.

The address for service of each of the parties shall be as follows:

(a)	if to EFI:

44 Union Blvd., Suite 600
Lakewood, CO 80228

	Attention:	Stephen Antony, President and Chief Executive Officer
	Facsimile:	970-865-2416

With a copy to:

Borden Ladner Gervais LLP
Scotia Plaza, 40 King Street West
Toronto, ON M5H 3Y4

	Attention:	Mark F. Wheeler
	Facsimile:	416-361-7376

(b)	if to Titan:

Suite 300, 235 - 15th Street
West Vancouver, BC V7T 2X1

	Attention:	Chris M. Healey, President and Chief Executive Officer
	Facsimile:	604-921-1898

With a copy to:

MacPherson Leslie & Tyerman LLP
1500, 410 – 22nd Street East
Saskatoon, SK S7K 5T6

	Attention:	Lynn E. Hnatick
	Facsimile:	306-975-7145

8.2	Remedies

The Parties acknowledge and agree that an award of money damages may be inadequate for any breach of this Agreement by either Party or its representatives and advisors and that such breach may cause the non-breaching Party irreparable harm. Each Party agrees that it will not request that the court find that its breach or threatened breach has not or will not cause the other Party irreparable harm and neither Party will lend assistance to such a request. The Parties agree that, in the event of any such breach or threatened breach of this Agreement by one of the Parties, Titan (if EFI is the breaching Party) or EFI (if Titan is the breaching Party) will be entitled to seek equitable relief, including interim, interlocutory and permanent injunctive relief and specific performance. Each Party agrees that it will not take the position in court or otherwise that its breach or threatened breach has not or will not cause the other Party irreparable harm and neither Party will lend assistance to such position.

Each Party agrees that it will not request that the court require the Party or Parties seeking such relief to provide an undertaking as to damages or to post a bond or security as a condition of granting such relief. Without limiting the generality of the foregoing, the Parties acknowledge and agree that a mandatory order or other injunctive relief may be granted to enforce any negative covenant in this Agreement without the requirement to demonstrate irreparable harm or that the balance of convenience favours the Party seeking such relief. Subject to any other provision hereof including, without limitation, Section 8.2 hereof, such remedies will not be the exclusive remedies for any breach of this Agreement but will be in addition to all other remedies available hereunder at law or in equity to each of the Parties.

8.3	Expenses

The Parties agree that, except for the Termination Payment provided for in Section 8 of Schedule F, each Party shall be responsible for its own expenses including all out-of-pocket expenses incurred in connection with this Agreement and the transactions contemplated hereby, the EFI Meeting, the Titan Meeting and the preparation and mailing of the EFI Proxy Circular and the Titan Proxy Circular, including legal and accounting fees, printing costs, financial advisor fees and all disbursements by advisors and that nothing in this Agreement shall be construed so as to prevent the payment of such expenses. The provisions of this Section 8.3 shall survive the termination of this Agreement.

8.4	Time of the Essence

Time shall be of the essence in this Agreement.

8.5	Entire Agreement

The Confidentiality Agreement and this Agreement, together with the agreements and other documents herein or therein referred to, constitute the entire agreement between the Parties pertaining to the subject matter hereof and supersede all prior agreements, understandings, negotiations and discussions, whether oral or written, between the Parties with respect to the subject matter hereof. There are no representations, warranties, covenants or conditions with respect to the subject matter hereof except as contained herein.

8.6	Further Assurances

Each Party shall, from time to time, and at all times hereafter, at the request of the other of them, but without further consideration, do, or cause to be done, all such other acts and execute and deliver, or cause to be executed and delivered, all such further agreements, transfers, assurances, instruments or documents as shall be reasonably required in order to fully perform and carry out the terms and intent hereof including, without limitation, the Plan of Arrangement.

8.7	Governing Law

This Agreement shall be governed by, and be construed in accordance with, the laws of the Province of Ontario and the laws of Canada applicable therein but the reference to such laws shall not, by conflict of laws rules or otherwise, require the application of the law of any jurisdiction other than the Province of Ontario.

8.8	Execution in Counterparts

This Agreement may be executed in one or more counterparts, each of which shall conclusively be deemed to be an original and all such counterparts collectively shall be conclusively deemed to be one and the same. Delivery of an executed counterpart of the signature page to this Agreement by facsimile or electronic scanned copy shall be effective as delivery of a manually executed counterpart of this Agreement, and either Party delivering an executed counterpart of the signature page to this Agreement by facsimile or electronic scanned copy to the other Party shall thereafter also promptly deliver a manually executed original counterpart of this Agreement to such other Party, but the failure to deliver such manually executed original counterpart shall not affect the validity, enforceability or binding effect of this Agreement.

8.9	Waiver

No waiver or release by either Party shall be effective unless in writing and executed by the Party granting such waiver or release and any waiver or release shall affect only the matter, and the occurrence thereof, specifically identified and shall not extend to any other matter or occurrence. Waivers may only be granted upon compliance with the provisions governing amendments set forth in Section 7.1 hereof.

8.10	No Personal Liability

(a)

No director or officer of EFI shall have any personal liability whatsoever (other than in the case of fraud or wilful misconduct) to Titan under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of EFI.

(b)

No director or officer of Titan shall have any personal liability whatsoever (other than in the case of fraud or wilful misconduct) to EFI under this Agreement or any other document delivered in connection with this Agreement or the Arrangement by or on behalf of Titan.

8.11	Enurement and Assignment

This Agreement shall enure to the benefit of the Parties and their respective successors and permitted assigns and shall be binding upon the Parties and their respective successors. This Agreement may not be assigned by either Party without the prior written consent of each of the other Parties.

(remainder of page intentionally left blank)

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

ENERGY FUELS INC.

Per: (signed) “Stephen P. Antony”
Name:	Stephen P. Antony
Title:	President and Chief Executive Officer

TITAN URANIUM INC.

Per: (signed) “Chris M. Healey”
Name:	Chris M. Healey
Title:	President and Chief Executive Officer

S-1

SCHEDULE A

PLAN OF ARRANGEMENT
UNDER SECTION 192 OF THE
CANADA BUSINESS CORPORATIONS ACT

ARTICLE 1 - DEFINITIONS AND INTERPRETATION

1.1	Definitions

In this Plan of Arrangement, unless the context otherwise requires, the following words and terms with the initial letter or letters thereof capitalized shall have the meanings ascribed to them below:

(a)

“Arrangement” means the arrangement under the provisions of the CBCA on the terms and subject to the conditions set forth in this Plan of Arrangement, subject to any amendment or supplement hereto made in accordance with the Business Combination Agreement, the provisions hereof or at the direction of the Court in the Final Order;

(b)

“Business Combination Agreement” means this business combination arrangement agreement dated as of December 5, 2011, between EFI and Titan, as amended, amended and restated or supplemented prior to the Effective Date;

(c)	“Business Day” means any day other than a Saturday, a Sunday or a statutory holiday in Toronto, Ontario or Saskatoon, Saskatchewan;

(d)	“CBCA” means the Canada Business Corporations Act;

(e)	“Court” in the context of this Plan of Arrangement means the Ontario Superior Court of Justice;

(f)	“CRA” means the Canada Revenue Agency;

(g)

“Depositary” means such trust company, bank or financial institution agreed to in writing between EFI and Titan for the purpose of, among other things, exchanging certificates representing Titan Common Shares for EFI Common Shares in connection with the Arrangement;

(h)	“Dissent Right” shall have the meaning ascribed thereto in Article 4.1;

(i)

“Dissenting Shareholder” means a holder of Titan Common Shares who dissents in respect of the Arrangement in strict compliance with the Dissent Rights and who is ultimately entitled to be paid fair value for their Titan Common Shares;

(j)	“Effective Date” means the date shown on the certificate of arrangement issued under the CBCA giving effect to the Arrangement;

(k)	“Effective Time” means 12:01 a.m. (Toronto Time) on the Effective Date;

(l)	“EFI” means Energy Fuels Inc., a corporation continued under the Business Corporations Act (Ontario);

(m)	“EFI Common Shares” means the issued and outstanding common shares of EFI as constituted on the date hereof;

(n)	“Final Order” means the final order of the Court made in connection with the approval of the Arrangement, including all amendments thereto made prior to the Effective Time;

(o)	“Former Titan Shareholders” means the holders of Titan Common Shares immediately prior to the Effective Time;

(p)	“Interim Order” means the interim order of the Court made pursuant to Section 192 of the CBCA in connection with the Arrangement, including any amendment thereto;

(q)

“Plan of Arrangement” means this plan of arrangement, as amended, modified or supplemented from time to time in accordance herewith, and in accordance with the Business Combination Agreement and any order of the Court;

(r)	“Share Exchange Ratio” means 0.68 of an EFI Common Share for each Titan Common Share;

(s)	“Tax Act” means the Income Tax Act (Canada) and the regulations thereunder, as amended from time to time;

(t)	“Titan” means Titan Uranium Inc., a corporation existing under the Canada Business Corporations Act;

(u)	“Titan Common Shares” means the common shares in the capital of Titan as constituted on the date hereof;

(v)	“Titan Meeting” means the special meeting of the holders of Titan Common Shares held to consider and approve, among other things, the Arrangement;

(w)	“Titan Options” means collectively the options to purchase Titan Common Shares issued pursuant to the stock option plan of Titan;

(x)	“Titan Warrants” means collectively the outstanding warrants to purchase Titan Common Shares as described in Section 3.2(b) of the Business Combination Agreement.

In addition, words and phrases used herein and defined in the CBCA and not otherwise defined herein shall have the same meaning herein as in the CBCA unless the context otherwise requires.

1.2	Interpretation Not Affected by Headings

The division of this Plan of Arrangement into articles, sections, paragraphs and subparagraphs and the insertion of headings herein are for convenience of reference only and shall not affect the construction or interpretation of this Plan of Arrangement. The terms “this Plan of Arrangement”, “hereof', “herein”, “hereto”, “hereunder” and similar expressions refer to this Plan of Arrangement and not to any particular article, section or other portion hereof and include any instrument supplementary or ancillary hereto.

1.3	Number, Gender and Persons

In this Plan of Arrangement, unless the context otherwise requires, words importing the singular shall include the plural and vice versa, words importing the use of either gender shall include both genders and neuter and the word person and words importing persons shall include a natural person, firm, trust, partnership, association, corporation, joint venture or government (including any governmental agency, political subdivision or instrumentality thereof) and any other entity or group of persons of any kind or nature whatsoever.

1.4	Date for any Action

If the date on which any action is required to be taken hereunder is not a Business Day, such action shall be required to be taken on the next succeeding day which is a Business Day.

1.5	Statutory References

Any reference in this Plan of Arrangement to a statute includes all regulations made thereunder, all amendments to such statute or regulation in force from time to time and any statute or regulation that supplements or supersedes such statute or regulation.

1.6	Currency

Unless otherwise stated, all references herein to amounts of money are expressed in lawful money of Canada.

1.7	Time of the Essence

Time shall be of the essence with respect to every provision of this Plan of Arrangement.

ARTICLE 2 - BUSINESS COMBINATION AGREEMENT

2.1	Business Combination Agreement

This Plan of Arrangement is made pursuant to, and is subject to the provisions of, the Business Combination Agreement, except in respect of the sequence of the steps comprising the Arrangement, which shall occur in the order set forth herein.

ARTICLE 3 - ARRANGEMENT

3.1	Arrangement

At the Effective Time, the following shall occur and shall be deemed to occur sequentially in the following order without any further act or formality:

(a)	each Titan Option will expire at the close of business on the Business Day immediately preceding the Effective Date;

(b)

each Titan Warrant that is not exercised prior to the Effective Date shall continue to exist and upon exercise of the Titan Warrant following the Effective Date, the holder shall be entitled to receive that number of EFI Common Shares which such holder would have been entitled to receive as a result of the Share Exchange Ratio, if, on the Effective Date, the holder had been the registered holder of that number of Titan Common Shares which such holder was previously entitled to purchase pursuant to the Titan Warrant;

(c)

each Titan Common Share held by a Dissenting Shareholder as at the Effective Time shall be deemed to be transferred by the holder thereof, without any further act or formality on its part, free and clear of all liens, claims and encumbrances, to EFI and Titan shall thereupon be obliged to pay the amount therefor determined and payable in accordance with Article 4 hereof, and the name of such holder shall be removed from the central securities register as a holder of Titan Common Shares and Titan shall be recorded as the registered holder of the Titan Common Shares so transferred and shall be deemed to be the legal owner of such Titan Common Shares; and

(d)

each Titan Common Share held by a Former Titan Shareholder (other than a Dissenting Shareholder or EFI) as at the Effective Time shall be transferred to EFI and in consideration therefor EFI shall issue and issue EFI Common Shares pursuant to the Share Exchange Ratio, subject to Sections 3.3 and Article 5 hereof.

3.2	Post-Effective Time Procedures

(a)

On or promptly after the Effective Date, EFI shall deliver or arrange to be delivered to the Depositary certificates representing the EFI Common Shares required to be issued to Former Titan Shareholders and in accordance with the provisions of the Arrangement, which certificates shall be held by the Depositary as agent and nominee for such Former Titan Shareholders for distribution to such Former Titan Shareholders in accordance with the provisions of Article 5 hereof.

(b)

Subject to the provisions of Article 5 hereof, Former Titan Shareholders (other than Dissenting Shareholders and EFI) shall be entitled to receive delivery of the certificates representing the EFI Common Shares to which they are entitled pursuant to the Arrangement.

3.3	No Fractional EFI Common Shares

No fractional EFI Common Shares shall be issued to Former Titan Shareholders. The number of EFI Common Shares to be issued to Former Titan Shareholders shall be rounded down to the nearest whole EFI Common Share in the event that a Former Titan Shareholder is entitled to a fractional share.

3.4	Share Exchange Ratio

The Parties intend that upon the issuance of EFI Common Shares to the Former Titan Shareholders pursuant to Section 3.1(d) hereof, Titan Shareholders will receive 0.68 of an EFI Common Share for each whole Titan Common Share owned immediately prior to the Effective Date.

ARTICLE 4- DISSENT RIGHTS

4.1	Dissent Rights

Holders of Titan Common Shares may exercise rights of dissent (“Dissent Rights”) pursuant to and in the manner set forth under the CBCA, as modified by the Interim Order, with respect to Titan Common Shares in connection with the Arrangement, provided that holders who exercise such rights of dissent and who:

(a)

are ultimately entitled to be paid fair value for their Titan Common Shares, which fair value shall be the fair value of the Titan Common Shares immediately before the passing by the holders of the Titan Common Shares of the resolution approving the Arrangement, shall be paid an amount equal to such fair value by Titan; and

(b)

are ultimately not entitled, for any reason, to be paid fair value for their Titan Common Shares shall be deemed to have participated in the Arrangement, as of the Effective Time, on the same basis as a non-dissenting holder of Titan Common Shares and shall be entitled to receive only the consideration contemplated in Section 3.1 hereof that such holder would have received pursuant to the Arrangement if such holder had not exercised Dissent Rights, but in no case shall EFI, Titan or any other person be required to recognize holders of Titan Common Shares who exercise Dissent Rights as holders of Titan Common Shares after the time that is immediately prior to the Effective Time, and the names of such holders of Titan Common Shares who exercise Dissent Rights shall be deleted from the central securities register as holders of Titan Common Shares at the Effective Time.

ARTICLE 5- DELIVERY OF EFI COMMON SHARES

5.1	Delivery of EFI Common Shares

(a)

Upon surrender to the Depositary for cancellation of a certificate that immediately before the Effective Time represented one or more outstanding Titan Common Shares that were exchanged for EFI Common Shares in accordance with the Arrangement together with such other documents and instruments as would have been required to effect the transfer of the Titan Common Shares formerly represented by such certificate under the CBCA and the articles of Titan and such additional documents and instruments as the Depositary may reasonably require, the holder of such surrendered certificate shall be entitled to receive in exchange therefore, and the Depositary shall deliver to such holder following the Effective Time, a certificate representing the EFI Common Shares that such holder is entitled to receive in accordance with the Arrangement.

(b)

After the Effective Time and until surrendered for cancellation as contemplated by Section 5.1(a) hereof, each certificate that immediately prior to the Effective Time represented one or more Titan Common Shares shall be deemed at all times to represent only the right to receive in exchange therefore a certificate representing the aggregate number of EFI Common Shares.

5.2	Lost Certificates

In the event any certificate, that immediately prior to the Effective Time represented one or more outstanding Titan Common Shares that were exchanged for EFI Common Shares, shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the holder claiming such certificate to be lost, stolen or destroyed, the Depositary shall deliver in exchange for such lost, stolen or destroyed certificate, a certificate representing the EFI Common Shares that such holder is entitled to receive in accordance with the Arrangement. When authorizing such delivery of a certificate representing the EFI Common Shares in exchange for such lost, stolen or destroyed certificate, the holder to whom a certificate representing such EFI Common Shares is to be delivered shall, as a condition precedent to the delivery of such EFI Common Shares, give a bond satisfactory to EFI and the Depositary in such amount as EFI and the Depositary may direct, or otherwise indemnify EFI and the Depositary in a manner satisfactory to EFI and the Depositary, against any claim that may be made against EFI or the Depositary with respect to the certificate alleged to have been lost, stolen or destroyed and shall otherwise take such actions as may be required by the articles of Titan.

5.3	Distributions with Respect to Unsurrendered Certificates

No dividend or other distribution declared or made after the Effective Time with respect to EFI Common Shares with a record date after the Effective Time shall be delivered to the holder of any unsurrendered certificate that, immediately prior to the Effective Time, represented outstanding Titan Common Shares unless and until the holder of such certificate shall have complied with the provisions of Section 5.1 or Section 5.2 hereof. Subject to applicable law and to Section 5.4 hereof, at the time of such compliance, there shall, in addition to the delivery of a certificate representing the EFI Common Shares to which such holder is thereby entitled, be delivered to such holder, without interest, the amount of the dividend or other distribution with a record date after the Effective Time theretofor paid with respect to such EFI Common Shares.

5.4	Withholding Rights

EFI and the Depositary shall be entitled to deduct and withhold from all dividends or other distributions otherwise payable to any Former Titan Shareholder such amounts as EFI or the Depositary is required or permitted to deduct and withhold with respect to such payment under the Tax Act, the Code or any provision of any applicable federal, provincial, state, local or foreign tax law or treaty, in each case, as amended. To the extent that amounts are so withheld, such withheld amounts shall be treated for all purposes hereof as having been paid to the Former Titan Shareholder in respect of which such deduction and withholding was made, provided that such withheld amounts are actually remitted to the appropriate taxing authority.

5.5	Limitation and Proscription

To the extent that a Former Titan Shareholder shall not have complied with the provisions of Section 5.1 or Section 5.2 hereof on or before the date that is three years after the Effective Date (the “final proscription date”), then the EFI Common Shares that such Former Titan Shareholder was entitled to receive shall be automatically cancelled without any repayment of capital in respect thereof and the certificates representing such EFI Common Shares shall be delivered to EFI by the Depositary and the share certificates shall be cancelled by EFI, and the interest of the Former Titan Shareholder in such EFI Common Shares shall be terminated as of such final proscription date.

5.6	Legality of EFI Common Shares forming the Share Exchange Ratio

Notwithstanding anything else in this Plan of Arrangement, if it appears to EFI that it would be contrary to applicable law to issue EFI Common Shares to Former Titan Shareholders pursuant to the Arrangement to a person that is not a resident of Canada or the United States, the EFI Common Shares that otherwise would be issued or transferred, as the case may be, to that person will be issued or transferred, as the case may be, and delivered to the Depositary for sale of the EFI Common Shares by the Depositary on behalf of that person. The EFI Common Shares delivered to the Depositary will be pooled and sold as soon as practicable after the Effective Date, on such dates and at such prices as the Depositary determines in its sole discretion. The Depositary shall not be obligated to seek or obtain a minimum price for any of the EFI Common Shares sold by it. Each such person will receive a pro rata share of the cash proceeds from the sale of the EFI Common Shares sold by the Depositary (less commissions, other reasonable expenses incurred in connection with the sale of the EFI Common Shares and any amount withheld in respect of applicable taxes) in lieu of EFI Common Shares. The payment of the net proceeds will be subject to Section 5.4. None of EFI, Titan or the Depositary will be liable for any loss arising out of any such sales.

ARTICLE 6 – AMENDMENTS

6.1	Amendments to Plan of Arrangement

(a)

EFI and Titan reserve the right to amend, modify or supplement this Plan of Arrangement at any time and from time to time, provided that each such amendment, modification or supplement must be (i) set out in writing, (ii) agreed to in writing by EFI and Titan, (iii) filed with the Court if required by the Interim Order and, if made following the Titan Meeting, approved by the Court, and (iv) communicated to holders or former holders of Titan Common Shares if and as required by the Court.

(b)

Any amendment, modification or supplement to this Plan of Arrangement may be proposed by Titan at any time prior to the Titan Meeting provided that EFI shall have consented thereto in writing, and, if so proposed and accepted by the persons voting at the Titan Meeting (other than as may be required under the Interim Order), shall become part of this Plan of Arrangement for all purposes.

(c)

Any amendment, modification or supplement to this Plan of Arrangement that is approved by the Court following the Titan Meeting shall be effective only if: (i) it is consented to in writing by each of EFI and Titan; and (ii) if required by the Court, it is consented to by holders of the Titan Common Shares voting in the manner directed by the Court.

SCHEDULE B

COVENANTS

1.	Covenants of EFI:

EFI hereby covenants and agrees with Titan as follows:

(a)

Provide Information. Subject to obtaining any required consents and subject to confidentiality obligations, EFI will promptly provide to Titan any information in the possession or control of EFI and relating to EFI that is reasonably requested by Titan or its counsel so that Titan may complete its due diligence investigations of EFI and prepare the Titan Proxy Circular.

(b)

Titan Proxy Circular. EFI hereby covenants that no information furnished by EFI in connection with the Titan Proxy Circular will contain, to the best of the knowledge of EFI, any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein in order to make any information so furnished for use in any such document not misleading in light of the circumstances in which it is provided.

(c)

Amendments to Titan Proxy Circular. In a timely and expeditious manner, EFI shall provide Titan with information relating to EFI as reasonably requested by Titan in order to prepare any amendments or supplements to the Titan Proxy Circular (which amendments or supplements shall be in a form satisfactory to EFI, acting reasonably) with respect to the Titan Meeting in accordance with the Interim Order.

(d)

EFI Meeting. EFI will convene and hold a special meeting of its shareholders (including any adjournment, the “EFI Meeting”) as soon as possible for the purpose of approving the Arrangement (the “EFI Resolution”) and in any event no later than February 17, 2012, or such other date that may be agreed to by EFI and Titan. Except as otherwise provided in this Agreement, EFI shall not adjourn or otherwise change the timing of the EFI Meeting without the prior written consent of Titan, such consent not to be unreasonably withheld. In connection with the EFI Meeting, as promptly as reasonably practicable, EFI shall prepare a management information circular including amendments thereto required as a result of the adjournment of the EFI Meeting (the “EFI Proxy Circular”) together with any other documents required by applicable Laws in connection with the approval of the EFI Resolution and EFI shall give Titan the opportunity to review and comment on the EFI Proxy Circular and all such other documents and the EFI Proxy Circular and all such other documents shall be reasonably satisfactory to Titan, acting reasonably, before they are filed or distributed to the shareholders of EFI, subject to any disclosure and filing obligations imposed by any Securities Authority or any stock exchange.

(e)

EFI Proxy Circular. EFI shall ensure that the EFI Proxy Circular complies with all applicable Laws and, without limiting the generality of the foregoing, shall ensure that the EFI Proxy Circular does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating solely to and provided by Titan, the accuracy of which information shall be the responsibility of Titan).

(f)

Ordinary Course. The EFI Entities shall conduct its business only in, and shall not take any action except in the usual, ordinary and regular course of the business of the EFI Entities, consistent with the past practices of EFI or as contemplated by the EFI Disclosure Memorandum, except as contemplated in this Agreement.

(g)

No Dividends, Amalgamation or Capital Reduction. EFI shall not, except as provided for in this Agreement or in the EFI Disclosure Memorandum, without prior consultation with and the consent of Titan, directly or indirectly do, agree to do, or permit to occur any of the following: (i) declare, set aside or pay any dividend or other distribution or payment in respect of any of the shares of EFI; (ii) adopt resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction in respect of EFI or adopt any plan of liquidation; or (iii) reduce its stated capital.

(h)

Listing. EFI shall use its commercially reasonable best efforts to cause the EFI Common Shares issuable pursuant to the Arrangement to be issued to holders of Titan Common Shares as of the Effective Time and to cause such shares to be listed on the TSX.

(i)

Copy of Documents. Except for proxies and other non-substantive communications, EFI shall furnish promptly to Titan a copy of each notice, report, schedule or other document or communication delivered, filed or received by EFI in connection with this Agreement, the Arrangement, the Interim Order or any meeting at which the EFI Shareholders are entitled to attend relating to special business, any filings made under any applicable Law and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(j)

Certain Actions Prohibited. Other than as disclosed in the EFI Disclosure Memorandum, or in contemplation of or as required to give effect to the transactions contemplated by this Agreement, EFI shall not, without the prior written consent of Titan, directly or indirectly do or permit to occur any of the following except where to do so would be in the ordinary course of business and consistent with past practice:

(i)

issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, EFI, other than the issue of EFI Common Shares pursuant to the exercise of EFI Options or EFI Warrants, all as issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

(ii)

other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons), sell, lease or otherwise dispose of any property or assets or enter into any agreement or commitment in respect of any of the foregoing;

	(iii)	amend or propose to amend the Articles or by-laws (or their equivalent) of EFI or any of the terms of the EFI Options as they exist at the date of this Agreement;

	(iv)	split, combine or reclassify any of the shares of EFI;

(v)	redeem, purchase or offer to purchase any EFI Common Shares and, other than pursuant to the EFI Option Plan, any options or obligations or rights under existing contracts, agreements and commitments;

(vi)	acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(vii)	return capital to its shareholders or repay any indebtedness for borrowed money before it is due;

(viii)

(A) satisfy or settle any claim or dispute, except such as have been included in the financial statements of EFI which are, individually or in the aggregate, in an amount in excess of $25,000; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of $25,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes;

(ix)	incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money;

(x)	enter into or amend any agreements, arrangements or transactions with any related entity;

(xi)

except as required by Canadian GAAP or any other generally accepted accounting principle to which EFI may be subject or any applicable Law, make any changes to the existing accounting practices of EFI or make any material tax election inconsistent with past practice; or

(xii)

enter into new commitments of a capital expenditure nature or incur any new contingent liabilities other than: (A) ordinary course expenditures; (B) expenditures required by law; and (C) expenditures made in connection with transactions contemplated in this Agreement.

(k)

Employment Arrangements. Except where the prior intention to do so has been disclosed by EFI in the EFI Disclosure Memorandum, EFI shall not, without the prior written consent of Titan and where applicable the TSX, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of EFI.

(l)

Insurance. EFI shall use its commercially reasonable best efforts to cause its current insurance (or reinsurance) policies not to be cancelled or terminated or any of the coverage thereunder to lapse, unless simultaneously with such termination, cancellation or lapse, replacement policies underwritten by insurance and re-insurance companies of internationally recognized standing providing coverage equal to or greater than the coverage under the cancelled, terminated or lapsed policies for substantially similar premiums are in full force and effect.

(m)	Certain Actions. EFI shall:

(i)

carry out the terms of the Interim Order and the Final Order applicable to it and use its reasonable efforts to comply promptly with all requirements which applicable Law may impose on EFI with respect to the transactions contemplated hereby and by the Arrangement;

(ii)

not take any action, or refrain from taking any action (subject to commercially reasonable best efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by EFI in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or which would or could have a Material Adverse Effect on EFI, provided that EFI may take any such action or refrain from taking such action (subject to commercially reasonable best efforts) as a result of this Agreement, in the event EFI immediately notifies Titan in writing of such circumstances; and

(iii)

promptly notify Titan of: (A) any Material Adverse Effect, or any change, event, occurrence or state of facts that could reasonably be expected to have a Material Adverse Effect, in respect of the business or in the conduct of the business of EFI; (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated); (C) any breach by EFI of any covenant or agreement contained in this Agreement; and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of EFI contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect.

(n)

No Compromise. EFI shall not, settle or compromise any claim brought by any present, former or purported holder of any securities of EFI in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of Titan.

(o)

Contractual Obligations. EFI shall not, enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which EFI is a party or by which it is bound, except (i) in the ordinary course of business, (ii) with the consent of Titan, (iii) insofar as may be necessary to permit or provide for the completion of the Arrangement or (iv) where to do so would not have a Material Adverse Effect on EFI.

(p)

Satisfaction of Conditions. EFI shall use all commercially reasonable best efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its reasonable control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable best efforts to:

(i)

obtain consents, approvals and authorizations as are required to be obtained by EFI under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on EFI;

(ii)

effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by this Agreement and participate and appear in any proceedings of any party before any Governmental Entity;

(iii)

oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties to consummate, the transactions contemplated hereby;

(iv)	fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by EFI; and

(v)

cooperate with Titan in connection with the performance by it of its obligations hereunder, provided however that the foregoing shall not be construed to obligate EFI to pay or cause to be paid any monies to cause such performance to occur.

(q)

Keep Informed. Subject to applicable Laws, EFI shall use commercially reasonable best efforts to conduct itself so as to keep Titan reasonably informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(r)

Cooperation. EFI shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(s)

Representations. EFI shall use its commercially reasonable best efforts to conduct its affairs so that all of the representations and warranties of EFI contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date, unless Titan consents to a change to any representation or warranty.

(t)

Confirmatory Review. Subject to applicable Laws, EFI shall use its commercially reasonable best efforts to make available and cause to be made available to Titan and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable Titan to effect a thorough examination of EFI and the business, properties and financial status thereof, including the provision of unaudited monthly financial statements of EFI, and shall cooperate with Titan in securing access for Titan to any documents, agreements, corporate records or minute books not in the possession or under the control of EFI. Subject to applicable Laws, upon reasonable notice, EFI shall, afford officers, employees, counsel, accountants and other authorized representatives and advisors of Titan reasonable access, during normal business hours from the date hereof until the earlier of the Effective Time or the termination of this Agreement, to the properties, books, contracts and records as well as to the management personnel of EFI and, during such period, EFI shall furnish promptly to Titan all information concerning the business, properties and personnel of EFI as Titan may reasonably request.

(u)

Closing Documents. EFI shall execute and deliver, or cause to be executed and delivered, at the closing of the transactions contemplated hereby such customary agreements, certificates, resolutions, opinions and other closing documents as may be required by Titan or Titan’s counsel, all in form satisfactory to Titan or Titan’s counsel, acting reasonably.

(v)	Composition of Board. At the Effective Time, EFI shall take all actions necessary to reconfigure the board of directors to consist of eight (8) directors of whom three (3) will be the Titan Nominees.

(w)

Management Additions. EFI shall take all actions necessary to appoint management as may be agreed upon by the Parties prior to the Effective Time effective upon the completion of the Plan of Arrangement.

(x)	Completion Date. EFI shall use commercially reasonable efforts to complete the Arrangement on or prior to the Completion Deadline.

(y)

Agreements. EFI shall not release any third party from any confidentiality or standstill agreement to which EFI and such third party are parties or amend any of the foregoing, and shall exercise all rights to require the return of information regarding EFI previously provided to such parties and shall exercise all rights to require the destruction of all materials including or incorporating any information regarding EFI.

(z)	EFI Shareholder Approval. EFI shall call and hold the EFI Meeting of the EFI Shareholders to obtain their approval of the Arrangement or any aspect of the Arrangement.

2.	Covenants of Titan:

Titan hereby covenants and agrees with EFI as follows:

(a)

Provide Information. Subject to obtaining any required consents and subject to any confidentiality obligations, Titan will promptly provide to EFI any information in the possession or control of Titan that is reasonably requested by EFI or its counsel so that EFI may complete its due diligence investigations of Titan.

(b)

EFI Proxy Circular. Titan hereby covenants that no information furnished by Titan in connection with the EFI Proxy Circular will contain, to the best of the knowledge of Titan, any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein in order to make any information so furnished for use in any such document not misleading in light of the circumstances in which it is provided.

(c)

Titan Meeting. Titan will convene and hold a special meeting of its shareholders (including any adjournment, the “Titan Meeting”) as soon as possible for the purpose of approving the Arrangement (the “Titan Resolution”) and in any event no later than February 17, 2012, or such other date that may be agreed to by EFI and Titan. Except as otherwise provided in this Agreement, Titan shall not adjourn or otherwise change the timing of the Titan Meeting without the prior written consent of EFI, such consent not to be unreasonably withheld. In connection with the Titan Meeting, as promptly as reasonably practicable, Titan shall prepare a management information circular including amendments thereto required as a result of the adjournment of the Titan Meeting (the “Titan Proxy Circular”) together with any other documents required by applicable Laws in connection with the approval of the Titan Resolution and Titan shall give EFI the opportunity to review and comment on the Titan Proxy Circular and all such other documents and the Titan Proxy Circular and all such other documents shall be reasonably satisfactory to EFI, acting reasonably, before they are filed or distributed to the shareholders of Titan, subject to any disclosure and filing obligations imposed by any Securities Authority or any stock exchange.

(d)

Titan Proxy Circular. Titan shall ensure that the Titan Proxy Circular complies with all applicable Laws and, without limiting the generality of the foregoing, shall ensure that the Titan Proxy Circular does not contain any misrepresentation or any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements contained therein not misleading in light of the circumstances in which they are made (other than with respect to any information relating solely to and provided by EFI, the accuracy of which information shall be the responsibility of EFI).

(e)

Ordinary Course. Each Titan Entity shall conduct its business only in, and shall not take any action except in the usual, ordinary and regular course of business of such Titan Entity and consistent with past practices of Titan or as contemplated in the Titan Disclosure Memorandum and except as contemplated by this Agreement.

(f)

No Dividends, Amalgamation, Financings or Capital Reduction. Titan shall not, except as provided for in this Agreement or in the Titan Disclosure Memorandum, without prior consultation with and the consent of EFI, directly or indirectly do, agree to do, or permit to occur any of the following: (i) declare, set aside or pay any dividend or other distribution or payment in respect of any of the shares of Titan; (ii) adopt resolutions or enter into any agreement providing for the amalgamation, merger, consolidation, reorganization, liquidation, dissolution or any other extraordinary transaction in respect of Titan or adopt any plan of liquidation; (iii) enter into any agreement providing for the issuance of Titan Common Shares or Titan Warrants pursuant to a prospectus offering or a private placement offering; or (iv) reduce its stated capital.

(g)	Delisting from TSX-V and FSE. Titan shall cause the Titan Common Shares to be delisted from the TSX-V and the FSE as of the Effective Time.

(h)

Dissent Rights. Titan shall provide EFI with a copy of any purported exercise of the Dissent Rights and written communications with such Titan Shareholder purportedly exercising such Dissent Rights, and shall not settle or compromise any action brought by any present, former or purported holder of any of its securities in connection with the transactions contemplated by this Agreement, including the Arrangement, without the prior consent of EFI.

(i)

Amendments. In a timely and expeditious manner, Titan shall prepare, (in consultation with EFI), and file any mutually agreed (or as otherwise required by applicable Laws) amendments or supplements to the Titan Proxy Circular (which amendments or supplements shall be in a form satisfactory to EFI, acting reasonably) with respect to the Titan Meeting and mail such amendments or supplements, as required by the Interim Order and in accordance with all applicable Laws, in and to all jurisdictions where such amendments or supplements are required to be mailed, complying in all material respects with all applicable Laws on the date of the mailing thereof.

(j)

Copy of Documents. Except for proxies and other non-substantive communications, Titan shall furnish promptly to EFI a copy of each notice, report, schedule or other document or communication delivered, filed or received by Titan in connection with this Agreement, the Arrangement, the Interim Order or the Titan Meeting or any other meeting at which the Titan Shareholders are entitled to attend relating to special business, any filings made under any applicable Law and any dealings or communications with any Governmental Entity, Securities Authority or stock exchange in connection with, or in any way affecting, the transactions contemplated by this Agreement.

(k)

Certain Actions Prohibited. Other than as disclosed in the Titan Disclosure Memorandum, or in connection with the Bridge Loan, Pinetree Bridge Loan or the Canadian Asset Sale, or in contemplation of or as required to give effect to the transactions contemplated by this Agreement, Titan shall not, without the prior written consent of EFI, directly or indirectly do or permit to occur any of the following except where to do so would be in the ordinary course of business and consistent with past practice:

(i)

issue, sell, pledge, lease, dispose of, encumber or create any Encumbrance on or agree to issue, sell, pledge, lease, dispose of, or encumber or create any Encumbrance on, any shares of, or any options, warrants, calls, conversion privileges or rights of any kind to acquire any shares of, Titan, other than the issue of Titan Common Shares pursuant to the exercise of options, all as issued and outstanding on the date hereof in accordance with their terms as of the date hereof;

(ii)

other than pursuant to obligations or rights under existing contracts, agreements and commitments (to the extent such rights have been exercised or initiated by other persons), sell, lease or otherwise dispose of any property or assets, including the Sheep Mountain Project, or enter into any agreement or commitment in respect of any of the foregoing;

	(iii)	amend or propose to amend the Articles or by-laws (or their equivalent) of Titan or any of the terms of the Titan Options or Titan Warrants as they exist at the date of this Agreement;

	(iv)	split, combine or reclassify any of the shares of Titan;

(v)

redeem, purchase or offer to purchase any Titan Common Shares and, other than pursuant to the Titan's share option plan, any options or obligations or rights under existing contracts, agreements and commitments;

	(vi)	acquire or agree to acquire any corporation or other entity (or material interest therein) or division of any corporation or other entity;

(vii)

except as provided under the terms of the Titan's share option plan, agreements evidencing Titan Options and the Plan of Arrangement with respect to a change of control as a result of the Arrangement, whether through its board of directors or otherwise, accelerate the vesting of any unvested Titan Options, or otherwise amend, vary or modify the Titan's share option plan or any Titan Options;

	(viii)	return capital to its shareholders or repay any indebtedness for borrowed money before it is due;

(ix)

(A) satisfy or settle any claim or dispute, except such as have been included in the consolidated financial statements of Titan which are, individually or in the aggregate, in an amount in excess of $25,000; (B) relinquish any contractual rights that are, individually or in the aggregate, in an amount in excess of $25,000; or (C) enter into any interest rate, currency or commodity swaps, hedges, caps, collars, forward sales or other similar financial instruments other than in the ordinary and regular course of business and not for speculative purposes;

	(x)	incur, authorize, agree or otherwise become committed to provide guarantees for borrowed money or incur, authorize, agree or otherwise become committed for any indebtedness for borrowed money;

	(xi)	enter into or amend any agreements, arrangements or transactions with any related entity;

(xii)

except as required by Canadian GAAP or any other generally accepted accounting principle to which any Titan may be subject or any applicable Law, make any changes to the existing accounting practices of Titan or make any material tax election inconsistent with past practice; or

(xiii)

enter into, new commitments of a capital expenditure nature or incur any new contingent liabilities other than (A) ordinary course expenditures; (B) expenditures required by law; and (C) expenditures made in connection with transactions contemplated in this Agreement.

(l)

Employment Arrangements. Except where the prior intention to do so has been disclosed in the Titan Disclosure Memorandum, Titan shall not, without the prior written consent of EFI and where applicable the TSX-V, enter into or modify any employment, consulting, severance, collective bargaining or similar agreement, policy or arrangement with, or grant any bonus, salary increase, option to purchase shares, pension or supplemental pension benefit, profit sharing, retirement allowance, deferred compensation, incentive compensation, severance, change of control or termination pay to, or make any loan to, any officer, director, employee or consultant of Titan.

(m)	Certain Actions. Titan shall:

(i)

carry out the terms of the Interim Order (including mailing the Titan Proxy Circular to Titan Shareholders as ordered by the Interim Order) and the Final Order applicable to it and use its reasonable efforts to comply promptly with all requirements which applicable Law may impose on Titan with respect to the transactions contemplated hereby and by the Arrangement;

(ii)

not take any action, or refrain from taking any action (subject to commercially reasonable best efforts), or permit any action to be taken or not taken, inconsistent with the provisions of this Agreement or which would reasonably be expected to materially impede the completion of the transactions contemplated hereby or would render, or that could reasonably be expected to render, any representation or warranty made by Titan in this Agreement untrue or inaccurate in any material respect at any time prior to the Effective Time if then made, or which would or could have a Material Adverse Effect on Titan, provided that Titan may take any such action or refrain from taking such action (subject to commercially reasonable best efforts) as a result of this Agreement, in the event Titan immediately notifies EFI in writing of such circumstances; and

(iii)

promptly notify EFI of: (A) any Material Adverse Effect, or any change, event, occurrence or state of facts that could reasonably be expected to have a Material Adverse Effect, in respect of the business or in the conduct of the business of Titan; (B) any material Governmental Entity or third person complaints, investigations or hearings (or communications indicating that the same may be contemplated); (C) any breach by Titan of any covenant or agreement contained in this Agreement; and (D) any event occurring subsequent to the date hereof that would render any representation or warranty of Titan contained in this Agreement, if made on or as of the date of such event or the Effective Date, to be untrue or inaccurate in any material respect.

(n)

No Compromise. Titan shall not, settle or compromise any claim brought by any present, former or purported holder of any securities of Titan in connection with the transactions contemplated by this Agreement prior to the Effective Time without the prior written consent of EFI.

(o)

Contractual Obligations. Titan shall not, enter into, renew or modify in any respect any material contract, agreement, lease, commitment or arrangement to which Titan is a party or by which it is bound, except with the consent of EFI or insofar as may be necessary to permit or provide for the completion of the Arrangement or where to do so would not have a Material Adverse Effect.

(p)

Satisfaction of Conditions. Titan shall use all commercially reasonable best efforts to satisfy, or cause to be satisfied, all conditions precedent to its obligations to the extent that the same is within its control and to take, or cause to be taken, all other action and to do, or cause to be done, all other things necessary, proper or advisable under all applicable Laws to complete the transactions contemplated by this Agreement, including using its commercially reasonable best efforts to:

	(i)	obtain the Titan Shareholder Approval in accordance with the provisions of the CBCA, the Interim Order and the requirements of any applicable regulatory authority;

(ii)

obtain all other consents, approvals and authorizations as are required to be obtained by Titan under any applicable Law or from any Governmental Entity that would, if not obtained, materially impede the completion of the transactions contemplated by this Agreement or have a Material Adverse Effect on Titan;

(iii)

effect all necessary registrations, filings and submissions of information requested by Governmental Entities required to be effected by it in connection with the transactions contemplated by this Agreement and participate and appear in any proceedings of any party before any Governmental Entity;

(iv)

oppose, lift or rescind any injunction or restraining order or other order or action challenging or affecting this Agreement, the transactions contemplated hereby or seeking to stop, or otherwise adversely affecting the ability of the parties to consummate, the transactions contemplated hereby;

(v)	fulfill all conditions and satisfy all provisions of this Agreement and the Plan of Arrangement required to be fulfilled or satisfied by Titan; and

(vi)

cooperate with EFI in connection with the performance by it of its obligations hereunder, provided however that the foregoing shall not be construed to obligate Titan to pay or cause to be paid any monies to cause such performance to occur.

(q)

Keep Informed. Subject to applicable Laws, Titan shall use commercially reasonable best efforts to conduct itself so as to keep EFI reasonably informed as to the material decisions or actions required or required to be made with respect to the operation of its business.

(r)

Cooperation. Titan shall make, or cooperate as necessary in the making of, all necessary filings and applications under all applicable Laws required in connection with the transactions contemplated hereby and take all reasonable action necessary to be in compliance with such Laws.

(s)

Representations. Titan shall use its commercially reasonable best efforts to conduct its affairs so that all of the representations and warranties of Titan contained herein shall be true and correct on and as of the Effective Date as if made on and as of such date, unless EFI consents to a change to any representation or warranty.

(t)

Confirmatory Review. Subject to applicable Laws, Titan shall continue to make available and cause to be made available to EFI and the agents and advisors thereto all documents, agreements, corporate records and minute books as may be necessary to enable EFI to effect a thorough examination of Titan and the business, properties and financial status thereof, including the provision of unaudited monthly consolidated financial statements of Titan together with the consolidation therefore, and shall cooperate with EFI in securing access for EFI to any documents, agreements, corporate records or minute books not in the possession or under the control of Titan. Subject to applicable Laws, upon reasonable notice, Titan shall, afford officers, employees, counsel, accountants and other authorized representatives and advisors of EFI reasonable access, during normal business hours from the date hereof until the earlier of the Effective Time or the termination of this Agreement, to the properties, books, contracts and records as well as to the management personnel of Titan and, during such period, Titan shall, furnish promptly to EFI all information concerning the business, properties and personnel of Titan as EFI may reasonably request.

(u)

Closing Documents. Titan shall execute and deliver, or cause to be executed and delivered, at the closing of the transactions contemplated hereby such customary agreements, certificates, resolutions, opinions and other closing documents as may be required by EFI or EFI’s counsel, all in form satisfactory to EFI or EFI’s counsel, acting reasonably.

(v)	Completion Date. Titan shall use commercially reasonable efforts to complete the Arrangement on or prior to the Completion Deadline.

(w)

Agreements. Titan shall not release any third party from any confidentiality or standstill agreement to which Titan and such third party are parties or amend any of the foregoing and shall exercise all rights to require the return of information regarding Titan previously provided to such parties and shall exercise all rights to require the destruction of all materials including or incorporating any information regarding Titan.

(x)

Canadian Asset Sale. Titan shall not negotiate or enter into an agreement in respect of the Canadian Asset Sale that would result in net proceeds of the sale to Titan of less than such amount as may be agreed to by EFI. Titan shall provide EFI with a reasonable opportunity to review and comment on draft documents relating to the Canadian Asset Sale.

(y)	Management. At or before the Effective Date, Titan shall have arranged to terminate the consulting services agreements with such of its executive officers and consultants as EFI and Titan may agree.

SCHEDULE C

MUTUAL CONDITIONS PRECEDENT

The obligations of EFI and Titan to complete the Arrangement shall be subject to the satisfaction of, among others, the following mutual conditions, which may be waived only with the consent of both of the Parties:

(a)

Orders. The Interim Order and the Final Order shall have been granted on terms acceptable to the Parties, acting reasonably, and shall not have been set aside or modified in a manner unacceptable to the Parties, acting reasonably.

(b)

Titan Shareholder Approval. The shareholders of Titan shall have approved the Titan Resolution in accordance with the Interim Order and approved or consented to such other matters as EFI or Titan shall consider necessary or desirable in connection with the Arrangement in the manner required thereby.

(c)

EFI Shareholder Approval. The shareholders of EFI shall have approved the EFI Resolution and approved or consented to such other matters as Titan or EFI shall consider necessary or desirable in connection with the Arrangement in the manner required thereby.

(d)

Consents. All necessary consents, waivers, permits, exemptions, order and approvals of, and any registrations and filings with, any Governmental Entity, all third person and other consents, waivers, permits, exemptions, orders, approvals, agreements and amendments and modifications to agreements, indentures or arrangements, the failure of which to obtain or the non-expiry of which would, or could reasonably be expected to have, a Material Adverse Effect on either of EFI or Titan or materially impede the completion of the Arrangement, shall have been obtained or received on terms that are reasonably satisfactory to each Party.

(e)

No Lawsuits. Except for the matters disclosed in the EFI Disclosure Memorandum and the Titan Disclosure Memorandum, there shall not be pending or threatened any suit, action or proceeding by any Governmental Entity or other person, in each case that has a reasonable likelihood of success: (i) seeking to prohibit or restrict the acquisition by EFI of any Titan Common Shares, seeking to restrain or prohibit the consummation of the Plan of Arrangement or seeking to obtain from EFI or Titan any damages that are material in relation to Titan taken as a whole or material to EFI taken as a whole; (ii) seeking to prohibit or materially limit the ownership or operation by EFI of any material portion of the business or assets of Titan or to compel EFI to dispose of or hold separate any material portion of the business or assets of Titan as a result of the Plan of Arrangement; (iii) seeking to impose limitations on the ability of EFI to acquire or hold, or exercise full rights of ownership of, any Titan Common Shares, including the right to vote the Titan Common Shares purchased by it on all matters properly presented to the Titan Shareholders; (iv) seeking to prohibit EFI from effectively controlling in any material respect the business or operations of Titan; or (v) which otherwise is reasonably likely to have a Material Adverse Effect on EFI or Titan. However, prior to asserting this condition, the asserting party must be in compliance in all material respects with its obligations in Schedule B.

(f)	No Action. There shall have been no action taken under any applicable Law or by any government or governmental or regulatory authority which:

(i) makes it illegal or otherwise directly or indirectly restrains, enjoins or prohibits the completion of the Arrangement; or

(ii)

results or could reasonably be expected to result in a judgment, order, decree or assessment of damages, directly or indirectly, relating to the Arrangement which is, or could be, reasonably expected to have a Material Adverse Effect on EFI or Titan.

(g)

Prospectus Exemptions. The distribution of the securities pursuant to the Arrangement shall be exempt from the prospectus and registration requirements of applicable Canadian securities Laws either by virtue of exemptive relief from the securities regulatory authorities of each of the provinces of Canada or by virtue of applicable exemptions under Canadian securities Laws and shall not be subject to resale restrictions under applicable Canadian securities Laws (other than as applicable to control persons or pursuant to section 2.6 of National Instrument 45-102).

(h)

U.S. Registration Exemption. The EFI Common Shares to be issued to holders of Titan Common Shares in connection with the Arrangement shall be exempt from the registration requirements of the 1933 Act pursuant to Section 3(a)(10) thereof, will not be subject to registration under state “blue sky” or securities laws and will otherwise be in compliance with all U.S. Securities Laws.

(i)

Listing of EFI Common Shares. The EFI Common Shares to be issued: (i) to holders of Titan Common Shares in connection with the Arrangement and (ii) upon the exercise of any Titan Warrants in connection with the Arrangement shall have been conditionally approved for listing on the TSX, subject to official notice of issuance and other normal conditions.

(j)	No Termination. This Agreement shall not have been terminated pursuant to Section 6.2 hereof.

The foregoing conditions are for the mutual benefit of the Parties and may be waived in respect of a Party, in whole or in part by such Party in writing at any time. If any of such conditions shall not be complied with or waived as aforesaid on or before the Completion Deadline or, if earlier, the date required for the satisfaction thereof, then, subject to Section 5.2, Section 6.2 and Section 8 of Schedule F, either Party may terminate this Agreement by written notice to the other Party in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by such Party.

SCHEDULE D

CONDITIONS TO OBLIGATIONS OF EFI

The obligations of EFI to complete the Arrangement shall be subject to the satisfaction of, among others, the following conditions, any of which may be waived by EFI:

(a)

Performance by Titan. Titan shall have performed and complied in all material respects with all of the covenants and obligations thereof required to be performed by Titan prior to the completion of the Arrangement.

(b)

Representations and Warranties. The representations and warranties made by Titan in this Agreement that are qualified by the expression “Material Adverse Effect” shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by Titan in this Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either, individually or in the aggregate, in the reasonable judgment of EFI, have a Material Adverse Effect on Titan, and Titan shall have provided to EFI a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date. No representation or warranty made by Titan hereunder shall be deemed not to be true and correct if the facts or circumstances that make such representation or warranty untrue or incorrect are disclosed or referred to in the Titan Disclosure Memorandum, or provided for or stated to be exceptions under this Agreement.

(c)	No Material Adverse Effect. There shall not have been any event or change that has had or would reasonably be expected to have a Material Adverse Effect on Titan.

(d)

Support Agreements. Each of the Titan Support Agreements shall have been executed and delivered and each party who has entered into a Titan Support Agreement with EFI shall have complied in all material respects with its Support Agreement.

(e)

No Material Change in Employment Arrangements. There shall have been no material change in the existing employment or consulting arrangements of any senior officer of any Titan Entity from the date hereof and no Titan Entity shall have hired any additional senior officers.

(f)	Exercise of Dissent Rights. Holders of no more than 5% of the outstanding Titan Common Shares shall have dissented to the Arrangement.

(g)

No Modification. The board of directors of Titan shall not have modified or amended, in a manner adverse to EFI, prior to the Titan Meeting, its recommendation that Titan Shareholders vote in favour of the Titan Resolution.

(h)

Necessary Corporate Actions Taken. The board of directors of Titan shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by Titan to permit the consummation of the Arrangement

(i)	Due Diligence. EFI shall be satisfied, in its sole and absolute discretion, with its due diligence investigation of Titan and Titan’s business, properties and financial status.

(j)	Titan Financing. Titan shall not have entered into any agreement, arrangement or understanding related to any private placement equity financing or prospectus equity financing.

(k)	Acceleration of Options. The board of directors of Titan will have exercised the acceleration of the expiry date provision under the Titan Option Plan.

(l)	Completion of Canadian Asset Sale. Titan shall have completed the Canadian Asset Sale on terms acceptable to EFI.

The foregoing conditions are for the benefit of EFI and may be waived, in whole or in part, by EFI in writing at any time. If any of such conditions shall not be complied with or waived by EFI on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to Section 5.2, EFI may terminate this Agreement by written notice to Titan in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by EFI.

SCHEDULE E

CONDITIONS TO OBLIGATIONS OF TITAN

The obligation of Titan to complete the Arrangement shall be subject to the satisfaction of, among others, the following conditions, any of which may be waived by Titan:

(a)

Performance by EFI. EFI shall have performed and complied in all material respects with all of the covenants and obligations thereof required to be performed by EFI prior to the completion of the Arrangement.

(b)

Representations and Warranties. The representations and warranties made by EFI in this Agreement that are qualified by the expression “Material Adverse Effect” shall be true and correct as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), and all other representations and warranties made by EFI in this Agreement that are not so qualified shall be true and correct in all material respects as of the Effective Date as if made on and as of such date (except to the extent that such representations and warranties speak as of an earlier date, in which event such representations and warranties shall be true and correct as of such earlier date), in either case, except where any failures or breaches of representations and warranties would not either, individually or in the aggregate, in the reasonable judgment of Titan, have a Material Adverse Effect on EFI, and EFI shall have provided to Titan a certificate of two officers thereof certifying such accuracy or lack of Material Adverse Effect on the Effective Date. No representation or warranty made by EFI hereunder shall be deemed not to be true and correct if the facts or circumstances that make such representation or warranty untrue or incorrect are disclosed or referred to in the EFI Disclosure Memorandum, or provided for or stated to be exceptions under this Agreement.

(c)	No Material Adverse Effect. There shall not have been any event or change that has had or would reasonably be expected to have a Material Adverse Effect on EFI.

(d)	Composition of Board of EFI. On the Effective Date, the board of directors of EFI shall be comprised as provided in Section 1(u) of Schedule B.

(e)	Support Agreements. Each of the EFI Shareholders who has entered into an EFI Support Agreement with Titan shall have complied in all material respects with its EFI Support Agreement.

(f)

No Material Change in Employment Arrangements. There shall have been no material change in the existing employment arrangements of any senior officer of EFI from the date hereof and EFI shall not have hired any additional senior officers.

(g)

Necessary Corporate Actions Taken. The board of directors of EFI shall have adopted all necessary resolutions and all other necessary corporate action shall have been taken by EFI to permit the consummation of the Arrangement.

The foregoing conditions are for the benefit of Titan and may be waived, in whole or in part, by Titan in writing at any time. If any of such conditions shall not be complied with or waived by Titan on or before the Completion Deadline or, if earlier, the date required for the performance thereof, then, subject to Section 5.2, Titan may terminate this Agreement by written notice to EFI in circumstances where the failure to satisfy any such condition is not the result, directly or indirectly, of a breach of this Agreement by Titan.

SCHEDULE F

COVENANTS RELATING TO NON-SOLICITATION AND BREAK FEE

In this Schedule F, unless something in the subject matter or context is inconsistent therewith, terms shall have the meaning ascribed thereto in the Agreement to which this Schedule F forms part (the “Agreement”) and the following terms shall have the respective meanings set out in paragraph 1 below and grammatical variations shall have the corresponding meanings.

1.	Definitions

(a)

“Acquisition Proposal” means any inquiry or the making of any proposal or offer, or public announcement of an intention to make a proposal or offer, to Titan or its securityholders from any person or group of persons “acting jointly or in concert” (within the meaning of Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids) which constitutes, or may be reasonably expected to lead to (in either case whether in one transaction or a series of transactions):

(i)

any take-over bid, issuer bid, amalgamation, plan of arrangement, business combination, merger, tender offer, exchange offer, consolidation, recapitalization, reorganization, liquidation, dissolution or winding-up in respect of Titan;

(ii)

any sale of assets (or any lease, long-term supply arrangement, licence or other arrangement having the same economic effect as a sale) of Titan or its Subsidiaries representing 20% or more of the consolidated assets, revenues or earnings of Titan, except as contemplated by the Canadian Asset Sale;

(iii)

any sale or issuance of shares or other equity interests (or securities convertible into or exercisable for such shares or interests) in Titan or any of its Subsidiaries representing 20% or more of the issued and outstanding equity or voting interests of Titan; and

		(iv)	any arrangement whereby effective operating control of Titan is granted to another party);

	(b)	“Affiliate” means an “affiliate” within the meaning of Part XX of the Securities Act (Ontario);

(c)

“Representative” means, in respect of a person, its subsidiaries and its Affiliates and its and their directors, officers, employees, agents and representatives (including any financial, legal or other advisors);

(d)

“Superior Proposal” means a bona fide Acquisition Proposal that is made in writing after the date hereof and did not result from the breach of Section 2 hereof by Titan or its Representatives and that the Titan board of directors determines in good faith after consultation with its legal and financial advisors:

(i)	is made to all Titan Shareholders and in compliance with applicable securities Laws;

(ii)

that funds or other consideration necessary for the consummation of such Acquisition Proposal are available to ensure that the third party will have the funds necessary for the consummation of the Acquisition Proposal;

(iii)	if consummated in accordance with its terms, would result in a transaction financially superior for Titan and its securityholders than the transaction contemplated by this Agreement;

(iv)	is reasonably capable of completion in accordance with its terms taking into account all legal, financial, regulatory and other aspects of such Acquisition Proposal; and

(v)	that the taking of action in respect of such Acquisition Proposal is necessary for the Titan board of directors in discharge of its fiduciary duties under applicable Laws.

2.	Covenants Regarding Non-Solicitation

(a)

Titan shall, and shall direct and cause its Representatives to immediately cease and cause to be terminated any solicitation, encouragement, activity, discussion or negotiation with any parties that may be ongoing with respect to an Acquisition Proposal whether or not initiated by Titan, and Titan shall request the return of information regarding Titan and its respective Subsidiaries previously provided to such parties and shall request the destruction of all materials including or incorporating any confidential information regarding Titan. Titan agrees not to release any third party from any confidentiality agreement relating to a potential Acquisition Proposal to which such third party is a party. Titan further agrees not to release any third party from any standstill or similar agreement or obligation to which such third party is a party or by which such third party is bound (it being understood and agreed that the automatic termination of a standstill provision due to the announcement of the Arrangement or the entry into this Agreement shall not be a violation of this Section 2(a)).

	(b)	Unless permitted pursuant to this Section 2, Titan agrees that it shall not, and shall not authorize or permit any of its Representatives, directly or indirectly, to:

(i)

make, solicit, initiate, entertain, encourage, promote or facilitate, including by way of furnishing information, permitting any visit to its facilities or properties or entering into any form of agreement, arrangement or understanding, any inquiries or the making of any proposals regarding an Acquisition Proposal or that may be reasonably be expected to lead to an Acquisition Proposal;

(ii)

participate, directly or indirectly, in any discussions or negotiations regarding, or furnish to any person any information or otherwise co-operate with, respond to, assist or participate in any Acquisition Proposal or potential Acquisition Proposal;

(iii)

remain neutral with respect to, or agree to, approve or recommend any Acquisition Proposal or potential Acquisition Proposal (it being understood that publicly taking no position or a neutral position with respect to an Acquisition Proposal until 15 days following formal announcement of such Acquisition Proposal shall not be considered to be a violation of this paragraph (b)(iii));

(iv)

withdraw, modify, qualify or change in a manner adverse to EFI, or publicly propose to or publicly state that it intends to withdraw, modify, qualify or change in a manner adverse to EFI the approval, recommendation or declaration of advisability of its board of directors of the Arrangement, as the case may be (a “Change in Recommendation”) (it being understood that failing to affirm the approval or recommendation of its board of directors of the Arrangement within three (3) days after an Acquisition Proposal relating to Titan has been publicly announced and, in circumstances where no Acquisition Proposal has been made, within two business days of being requested to do so by EFI, shall be considered an adverse modification);

(v)

enter into any agreement, arrangement or understanding related to any Acquisition Proposal or requiring it to abandon, terminate or fail to consummate the Arrangement, or providing for the payment of any break, termination or other fees or expenses to any person in the event that Titan or any of its Subsidiaries completes the Arrangement with EFI or any of its Affiliates agreed to prior to any termination of this Agreement; or

(vi)	make any public announcement or take any other action intended to be inconsistent with the recommendation of its board of directors to approve the Arrangement.

Acquisition Proposals and Superior Proposals

3.

Titan shall promptly (and in any event within 24 hours) notify EFI, at first orally and then in writing, of any proposal, inquiry, offer or request received by Titan or its Representatives: (i) relating to an Acquisition Proposal or potential Acquisition Proposal or inquiry that could reasonably lead or be expected to lead to an Acquisition Proposal; (ii) for discussions or negotiations in respect of an Acquisition Proposal or potential Acquisition Proposal; or (iii) for non-public information relating to any Titan Entity, access to properties, books and records or a list of the holders of Titan Shares or the shareholders of any Titan Material Subsidiary. Such notice shall include the identity of the person making such proposal, inquiry, offer or request, a description of the terms and conditions thereof and Titan shall provide a copy of any Acquisition Proposal and all written communications with such person and such details of the proposal, inquiry, offer or request that EFI may reasonably request. Titan shall keep EFI promptly and fully informed of the status, including any change to the material terms, of such proposal, inquiry, offer or request and shall respond promptly to all inquiries by EFI with respect thereto.

4.

Following the receipt by Titan of a bona fide written Acquisition Proposal made after the date of this Agreement (that was not solicited, assisted, initiated, knowingly encouraged or facilitated after the date hereof in contravention of Section 2 of this Schedule F), Titan and its Representatives may:

(a)

contact the person making such Acquisition Proposal and its Representatives solely for the purpose of clarifying the terms and conditions of such Acquisition Proposal and the likelihood of its consummation so as to determine whether such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal; and

(b)

if the board of directors of Titan (the “Titan Board”) determines, after consultation with its outside legal and financial advisors, that such Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal:

(i)

furnish information with respect to Titan and its Subsidiaries to the person making such Acquisition Proposal and its Representatives only if such person has entered into a confidentiality agreement that contains provisions that are not less favourable to Titan than those contained in the Confidentiality Agreement, and which also includes a standstill covenant that prohibits such person, for a period of 6 months, from acquiring, or offering to acquire, any Titan Common Shares, provided that Titan sends a copy of such confidentiality agreement to EFI promptly following its execution and EFI is promptly provided with a list of, and access to (to the extent not previously provided to EFI) the information provided to such person; and

(ii)

engage in discussions and negotiations with the person making such Acquisition Proposal and its Representatives provided that all such information access and discussions shall cease during the Match Period (as defined below).

5.

Notwithstanding Section 4 of this Schedule F, Titan may (i) enter into an agreement (other than a confidentiality agreement contemplated by Section 4(b)(i) hereof) with respect to an Acquisition Proposal that is a Superior Proposal and/or (ii) withdraw, modify or qualify its approval or recommendation of the Arrangement and recommend or approve an Acquisition Proposal that is a Superior Proposal, provided:

	(a)	Titan shall have complied with its obligations the Agreement and under Section 2 of this Schedule F;

(b)

the Titan Board has determined, after consultation with its outside legal and financial advisors, that such Acquisition Proposal is a Superior Proposal and that the failure to take the relevant action would be a breach of its fiduciary duties;

(c)

Titan has delivered written notice to EFI of the determination of the Titan Board that the Acquisition Proposal is a Superior Proposal and of the intention of the Titan Board to approve or recommend such Superior Proposal and/or of Titan to enter into an agreement with respect to such Superior Proposal, together with a copy of such agreement executed by the person making such Superior Proposal that is capable of acceptance by Titan and a summary of the valuation analysis attributed by the Titan Board in good faith to any non- cash consideration included in such Acquisition Proposal after consultation with its financial advisors (the “Superior Proposal Notice”);

	(d)	at least seven Business Days have elapsed since the date the Superior Proposal Notice was received by EFI, which seven Business Day period is referred to as the “Match Period”;

(e)

if EFI has offered to amend the terms of the Arrangement and the Agreement during the Match Period pursuant to Section 6 below, such Acquisition Proposal continues to be a Superior Proposal compared to the amendment to the terms of the Arrangement and the Agreement offered by EFI at the termination of the Match Period; and

(f)

Titan terminates the Agreement in compliance with the terms of Section 6.2 of the Agreement and Titan has previously paid or, concurrently with termination, pays in cash a break fee of $500,000 payable to EFI.

6.

During the Match Period, EFI shall have the opportunity, but not the obligation, to offer to amend the terms of the Arrangement and the Agreement and Titan shall cooperate with EFI with respect thereto, including negotiating in good faith with EFI to enable EFI to make such adjustments to the provisions of the Arrangement and the Agreement as EFI deems appropriate and as would enable EFI to proceed with the Arrangement on such adjusted provisions. The Titan Board shall review any such offer by EFI to amend the terms of the Arrangement and the Agreement in order to determine, in good faith in the exercise of its fiduciary duties, whether EFI’s offer to amend the Arrangement and the Agreement, upon its acceptance, would result in the Acquisition Proposal ceasing to be a Superior Proposal compared to the amendment to the terms of the Arrangement and the Agreement offered by EFI. If the Titan Board determines that the Acquisition Proposal would cease to be a Superior Proposal, Titan and EFI shall enter into an amendment to the Agreement reflecting the offer by EFI to amend the terms of the Arrangement and the Agreement.

7.	Each successive material modification of any Acquisition Proposal shall constitute a new Acquisition Proposal for purposes of Schedule B.

8.	Termination Payment

In the event that the Agreement is terminated as a result of the events set forth in sections 6.2(b)(i), 6.2(b)(ii), 6.2(c), 6.2(d) or 6.2(e) then the Party whose conduct has resulted in the termination (the “Terminating Party”) shall pay to the other Party (the “Non-Terminating Party”) an aggregate amount in cash equal to $500,000 (any such payment, the “Termination Payment”), in immediately available funds. In addition, if a Party terminates this Agreement pursuant to Section 6.2(i) or 6.2(j) as a result of the other Party's material breach of its covenants under this Agreement, then the Party whose breach gave rise to the termination shall pay to the other Party the Termination Payment in immediately available funds.

The limit of each Party's liability for a breach of this Agreement shall be the Termination Payment. No Terminating Party shall be obligated to make payment greater in aggregate than such amount pursuant to this Section 8. Each of the Parties hereby acknowledges that the Termination Payment to which it may become entitled as a Non-Terminating Party is a payment of liquidated damages which is a genuine pre-estimate of the damages which such Non-Terminating Party will suffer or incur as a result of the event giving rise to such damages and the resultant non-completion of the Arrangement and is not a penalty. Each Party hereby irrevocably waives any right it may have to raise as a defence that any such liquidated damages are excessive or punitive. Upon receipt by a Party of the Termination Payment to which such Party is entitled, such Party shall have no further claim against the Terminating Party in respect of the failure to complete the Arrangement, provided that nothing herein shall preclude a Non-Terminating Party from seeking injunctive relief to restrain any breach or threatened breach by a Terminating Party of any of its obligations hereunder or otherwise to obtain specific performance without the necessity of posting bond or security in connection therewith.

In addition to the foregoing, if this Agreement is terminated pursuant to Section 6.2(d) hereof due to the failure by the Titan Shareholders to approve the Arrangement, and prior to such shareholder meeting, a bona fide Acquisition Proposal, or the intention to enter into a bona fide Acquisition Proposal with respect to Titan has been publicly announced and not withdrawn and within 12 months of the date of such termination:

(a)	the person who made such Acquisition Proposal or an affiliate of such person:

	(i)	directly or indirectly acquires Titan by takeover bid, arrangement, business combination or otherwise;

	(ii)	directly or indirectly acquires the assets of Titan or one or more of its subsidiaries that constitute more than 50% of the consolidated assets of Titan;

	(iii)	directly or indirectly acquires more than 50% of the voting or equity securities of Titan; or

(iv)

Titan enters into a definitive agreement in respect of or Titan’s board of directors approves or recommends a transaction contemplated by (A) above with the person or such affiliate that made such Acquisition Proposal and that transaction is consummated at any time thereafter, then Titan shall pay to EFI the Termination Payment.